     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION, OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION.

                   SUBJECT TO COMPLETION, DATED JUNE 3, 1997

PROSPECTUS SUPPLEMENT

(TO PROSPECTUS DATED MARCH 10, 1997)

                                                     Pursuant to Rule 424(b)(5)
                                                     Registration No. 333-21175

                                8,500,000 SHARES

                          [MCN ENERGY GROUP INC. LOGO]
                                  COMMON STOCK
                           (PAR VALUE $.01 PER SHARE)
                            ------------------------

     Of the 8,500,000 shares of common stock, par value $.01 per share (the "Common Stock"), of MCN Energy Group Inc., formerly known as MCN Corporation ("MCN" or the "Company"), offered hereby, 1,500,000 shares are being offered initially outside the United States and Canada by the International Managers (the "International Offering") and the remaining 7,000,000 shares of Common Stock are being offered initially in a concurrent offering in the United States and Canada by the U.S. Underwriters (the "U.S. Offering" and, together with the International Offering, the "Offerings"). The outstanding shares of Common Stock are, and the shares of Common Stock offered hereby will be, listed on the New York Stock Exchange (the "NYSE") under the symbol "MCN". On May 30, 1997, the last reported sale price of the Common Stock on the "NYSE" was $29 5/8 per share.
                            ------------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT
       RELATES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

====================================================================================================================
                                               PRICE TO                UNDERWRITING               PROCEEDS TO
                                                PUBLIC                  DISCOUNT(1)                 MCN(2)
--------------------------------------------------------------------------------------------------------------------
Per Share............................              $                         $                         $
--------------------------------------------------------------------------------------------------------------------
Total(3).............................              $                         $                         $
====================================================================================================================

(1) MCN has agreed to indemnify the several Underwriters against certain liabilities, including certain liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses payable by MCN estimated at $        .

(3) The Company has granted to the International Managers and U.S. Underwriters options, exercisable for a period of 30 days after the date of this Prospectus Supplement, to purchase up to an aggregate of 225,000 and 1,050,000 additional shares of Common Stock, respectively, solely to cover over-allotments. If all such shares of Common Stock are purchased, the total Price to Public, Underwriting Discount and Proceeds to MCN will be
    $            , $          and $           , respectively. See
    "Underwriting."
                            ------------------------
     The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to the approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock offered hereby will be made in New York,
New York on or about June   , 1997.
                            ------------------------

                                                    DONALDSON, LUFKIN & JENRETTE
                                                         SECURITIES CORPORATION

MERRILL LYNCH INTERNATIONAL
               A.G. EDWARDS & SONS, INC.

                              PAINEWEBBER INTERNATIONAL (U.K.) LTD.

                                           SALOMON BROTHERS INTERNATIONAL
                                           LIMITED

                                                     SMITH BARNEY INC.

                            ------------------------
            The date of this Prospectus Supplement is June   , 1997.

     CERTAIN PERSONS PARTICIPATING IN THESE OFFERINGS MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE SHARES OF COMMON STOCK. SUCH TRANSACTIONS MAY INCLUDE STABILIZING, THE PURCHASE OF COMMON STOCK TO COVER SYNDICATE SHORT POSITIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

     THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. THERE ARE RESTRICTIONS ON THE OFFER AND SALE OF SECURITIES IN THE UNITED KINGDOM. ALL APPLICABLE PROVISIONS OF THE FINANCIAL SERVICES ACT 1986 AND THE PUBLIC OFFERS OF SECURITIES REGULATIONS 1995 WITH RESPECT TO ANYTHING DONE BY ANY PERSON IN RELATION TO ANY SECURITIES IN, FROM OR OTHERWISE INVOLVING THE UNITED KINGDOM MUST BE COMPLIED WITH. SEE "UNDERWRITING."

MCN ENERGY GROUP - AT A GLANCE

-------------------------------------------------------------------------------------------------------------------------------
DIVERSIFIED ENERGY GROUP                                                         KEY STRATEGIES
-------------------------------------------------------------------------------------------------------------------------------
OPERATING THROUGH MCN INVESTMENT CORPORATION (MCNIC), THE                     *  Invest about $2.5 billion through the
DIVERSIFIED ENERGY GROUP MANAGES A DIVERSE PORTFOLIO OF ENERGY-RELATED           year 2000 in energy projects
ASSETS IN NORTH AMERICA AND INDIA.  DURING THE PAST FIVE YEARS, DIVERSIFIED   *  join with partners to complement expertise
ENERGY HAS GROWN RAPIDLY, REACHING AN ASSET BASE OF $ 1.5 BILLION AND            and minimize operating costs
CONTRIBUTING $31 MILLION, OR 28%, OF MCN'S 1996 EARNINGS.                     *  Expand gas marketing operations and
                                                                                 pursue opportunities developing from the
                                                                                 electric industry restructuring

===============================================================================================================================

EXPLORATION & PRODUCTION
* MCNIC Oil & Gas Company focuses on the Midwest/Appalachia,                  *  Invest in and manage a diverse portfolio
  Midcontinent/Gulf and Rockies/Western regions and is a                         of properties, focusing on low- and
  rapidly growing, top 20 U.S. independent oil and gas producer                  moderate-risk  E&P projects
* 1996 production nearly doubled to 64 Bcfe as proved reserves rose           *  Manage price risk through hedging
  40% to 1.2 Tcfe                                                                of future production

===============================================================================================================================

PIPELINES & PROCESSING
* MCNIC Pipeline & Processing Company owns gathering systems in Appalachia,   *  Acquire and expand pipeline, gathering
  on- and offshore Gulf Coast and Coast Wyoming, as well as processing           and processing facilities in major supply
  facilities in Michigan and Texas                                               and market regions
* Recent acquisitions increased earnings 10-fold                              *  Create synergies with E&P and other
* 1996 transportation volumes totaled 86 Bcf and processing                      affiliated operations
  volumes were 44 Bcf

===============================================================================================================================

ENERGY MARKETING, GAS STORAGE & POWER GENERATION                              *  Increase marketing presence in niche,
* CoEnergy Trading Company markets premium, reliable, primarily bundled          Midwest and Northeast U.S. and
  energy services to large-volume customers and owns market-area storage that    Canadian markets
  adds value to its energy-marketing activities                               *  Expand storage capacity to complement
* Natural gas volumes marketed exceeded 241 Bcf in 1996, up 29%                  marketing activity
* MCNIC Power Company and affiliates own electric power generation facilities *  Invest in and supply gas for domestic and
  in the United States and India                                                 international electric power projects
-------------------------------------------------------------------------------------------------------------------------------




[UNITED STATES MAP]                                                               DIVERSIFIED ENERGY
                                                                                  ------------------
                                                                                  [ ]
                                                                                  Major Market Areas

                                                                                  [ ]
                                                                                  Processing Plants

                                                                                  [ ]
                                                                                  Gas and Oil Properties


                                                                                  [ ]
                                                                                  Gathering Pipelines


                                                                                  [ ]
                                                                                  Power Generation
                                                                                  Facilities

                                                                                  [ ]
                                                                                  Storage Facilities
                                                                                  -------------------

GAS DISTRIBUTION GROUP                                                    KEY STRATEGIES
OPERATING THE LARGEST NATURAL GAS DISTRIBUTION AND TRANSMISSION           * Grow traditional retail sales to
SYSTEM IN MICHIGAN, PRIMARILY THROUGH MICHIGAN CONSOLIDATED GAS             residential and commercial markets
COMPANY (MICHCON), THIS GROUP DISTRIBUTES GAS TO 1.2 MILLION              * Develop new opportunities for
CUSTOMERS IN MORE THAN 500 COMMUNITIES AND TRANSPORTS GAS TO                end-user and intermediate transportation
OTHER SYSTEMS FOR ULTIMATE DELIVERY IN THE MIDWESTERN AND                   in conjunction with 130 Bcf of
NORTHEASTERN UNITED STATES, AS WELL AS SOUTHEASTERN CANADA.  DURING         underground storage capacity
1996, THE COMPANY CONTINUED GROWING ITS UTILITY CUSTOMER BASE             * Achieve continued cost reductions
THROUGH MARKET ADDITIONS AND CONVERSIONS, WHILE EXPANDING                 * Promote regulatory reform
END-USER AND INTERMEDIATE TRANSPORTATION SERVICES.

===================================================================================================================================

RETAIL GAS SALES
* Primarily provived to residential and small-volume commercial customers * Capture market share from other
* Represents 25% of deliveries, 78% of gross profit margins                 fuels and suppliers
* 23,000 new customers added in communities throughout Michigan           * Extend service to new communities
* Continued resurgence of Michigan economy spurs housing and                by promoting the many benefits of
  commercial development                                                    natural gas

===================================================================================================================================

END-USER GAS TRANSPORTATION
* Transportation-only service to large-volume commercial and industrial   * Offer flexible transportation rates
  customers, increasing due to cost competitiveness of natural gas and      under long-term contracts while
  flexibility of services                                                   promoting natural gas as the fuel
* Represents 16% of deliveries, 14% of gross profit margins                 of choice

===================================================================================================================================

INTERMEDIATE GAS TRANSPORTATION
* Intrastate transportation service for marketers, interstate pipelines   * Seek continued volume growth
  and gas producers, growing significantly                                  by positioning the pipeline and storage
* Represents 59% of deliveries, 8% of gross profit margins                  systems as a regional hub...the "Gateway
                                                                            to the East"

-----------------------------------------------------------------------------------------------------------------------------------

                                                                          GAS DISTRIBUTION
[MAP OF MICHIGAN]                                                         ---------------------------------------------------------
                                                                          [  ]                   [  ]                [  ]
                                                                          MichCon                MichCon             Citizens Gas
                                                                          Service Areas          Pipeline Systems    Fuel Company
                                                                          ---------------------------------------------------------

---------------------------------------------------------------------------
1992-1996 Average Total Return to Shareholders
(in Percent)
----------------------------------------------------------------------------
                [LINE CHART]
24.8 MCN Energy Group

22.5 PEER Group (see Glossary)

15.2 S&P 500

Divided reinvested

[ ] MCN Energy Group
[ ] Peer Group (see Glossary)
[ ] S&P 500

MCN Energy Group's average annual total return to shareholders continues to surpass peer group and major market indices.

------------------------------------------------------------------------------
Return on Average Common Equity
(in Percent)
------------------------------------------------------------------------------
             [LINE CHART]

96                    15.8 MCN Energy Group

95                    16.5 MCN Energy Group

94                    15.8

93                    16.1

92                    14.6

                       8.8 5-Year Industry Average

[ ] MCN Energy Group
[ ] 5-Year Industry Average

Earnings from profitable investments have generated returns on equity far above the average of our energy industry peers.

-------------------------------------------------------------------------------
1996 Net Income By Business Group
(in Percent)
-------------------------------------------------------------------------------
                    [PIE CHART]

28 Gas Distribution Diversified 72

[ ] Gas Distribution
    Diversified Energy

The earnings contribution from the Diversified Energy group continued to climb, rising to 28% in 1996 from 19% in 1995.

-------------------------------------------------------------------------------
Earning Per Share
(in Dollars)
-------------------------------------------------------------------------------
                   [LINE CHART]

96                     1.68

95                     1.44

94                     1.26

93                     1.20

92                     1.00

Record earnings for 1996 produced a 5-year compound average annual growth rate of 19.5%.

-------------------------------------------------------------------------------
Capital Investments
(in Millions of Dollars)
-------------------------------------------------------------------------------
                  [LINE CHART]

96                    791

95                    689

94                    402

93                    246

92                    202

Capital investments have more than doubled MCN Energy Group's asset base since 1992.

-------------------------------------------------------------------------------
Proved and Potential Gas and Oil Reserves
(in Billion Cubic Feet Equivalent)
-------------------------------------------------------------------------------

96                      1,241 Proved
                        617 Potential

95                      886
                        599

94                      429
                        364

[ ] Proved
[ ] Potential

Drilling success and property acquisitions helped boost proved gas and oil reserves 40%, even as production nearly doubled in 1996.

                                    SUMMARY

     The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Prospectus Supplement, the accompanying Prospectus and in documents incorporated by reference in this Prospectus Supplement and the accompanying Prospectus.

                                 THE OFFERINGS

Common Stock Offered....................................    8,500,000 shares*
  U.S. Offering.........................................    7,000,000 shares
  International Offering................................    1,500,000 shares
Use of Proceeds.........................................    General corporate purposes, including
                                                            acquisitions, capital expenditures,
                                                            investments in subsidiaries, working capital
                                                            and repayment of debt.
Common Shares Outstanding on May 30, 1997...............    68,128,759
NYSE Listing Symbol.....................................    MCN
Price Range from June 1, 1996 to May 30, 1997...........    $27 3/8 to $32 5/8
Closing Sale Price on May 30, 1997......................    $29 5/8
Indicated Annual Dividend Per Share.....................    $ .97

-------------------------
* Does not include 1,275,000 shares of Common Stock that may be issued upon the exercise of the U.S. Underwriters' and International Managers' over-allotment options.

                             MCN ENERGY GROUP INC.

             SELECTED HISTORICAL FINANCIAL INFORMATION (UNAUDITED)

                                    TWELVE MONTHS
                                        ENDED                          YEAR ENDED DECEMBER 31,
                                      MARCH 31,     --------------------------------------------------------------
                                        1997           1996         1995         1994         1993         1992
                                    -------------   ----------   ----------   ----------   ----------   ----------
                                                   (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
OPERATING RESULTS
  Operating Revenues...............  $1,995,391     $1,997,268   $1,495,232   $1,473,633   $1,420,754   $1,395,341
  Operating Income.................  $  201,452     $  211,293   $  188,229   $  147,914   $  138,694   $  120,744
  Operating and Joint Venture
    Income (Loss)
    Diversified Energy
      Exploration & Production.....  $   44,800     $   33,235   $   18,460   $   10,755   $    1,221   $       14
      Pipelines & Processing.......      15,450         10,724        1,004        1,991        2,138          411
      Energy Marketing, Gas Storage
         & Power Generation........      13,451         13,962        9,097        5,286        7,028        3,711
      Corporate & Other............      (1,577)          (499)      (2,747)      (2,389)      (3,662)      (1,046)
                                     ----------     ----------   ----------   ----------   ----------   ----------
                                         72,124         57,422       25,814       15,643        6,725        3,090
    Gas Distribution...............     157,513        171,738      167,660      138,560      139,679      116,901
                                     ----------     ----------   ----------   ----------   ----------   ----------
                                     $  229,637     $  229,160   $  193,474   $  154,203   $  146,404   $  119,991
                                     ==========     ==========   ==========   ==========   ==========   ==========
  Net Income From Continuing
    Operations.....................  $  115,284     $  112,569   $   93,169   $   74,598   $   70,173   $   54,537
  Earnings Per Share From
    Continuing Operations
    Diversified Energy.............  $      .61     $      .47   $      .27   $      .20   $      .09   $      .02
    Gas Distribution...............        1.10           1.21         1.17         1.06         1.11          .98
                                     ----------     ----------   ----------   ----------   ----------   ----------
                                     $     1.71     $     1.68   $     1.44   $     1.26   $     1.20   $     1.00
                                     ==========     ==========   ==========   ==========   ==========   ==========
  Average Number of Common Shares
    Outstanding (000's)............      67,187         66,944       64,743       59,394       58,642       54,216
OPERATING STATISTICS
  Diversified Energy(1)
    Exploration & Production
      Gas Production (MMcf)........      63,397         57,202       31,420       16,513        2,307           --
      Oil Production (Mbbl)........       1,477          1,086          388           85           --           --
      Gas and Oil Production (MMcf
         Equivalent)...............      72,259         63,718       33,748       17,023        2,307           --
    Pipelines & Processing
      (MMcf)(2)
      Gas Processed................      44,891         44,223       14,588        1,942           --           --
      Methanol Produced (thousand
         gallons)..................      25,808         10,545           --           --           --           --
      Transportation...............      84,241         86,391        4,994        1,194          294           --
    Energy Marketing and Power
      Generation (MMcf)
      Gas Sales(2).................     236,329        218,952      170,668      142,352      122,782      112,263
      Exchange Gas Deliveries......      21,893         22,586       16,462       13,301       10,016        2,443
                                     ----------     ----------   ----------   ----------   ----------   ----------
                                        258,222        241,538      187,130      155,653      132,798      114,706
                                     ==========     ==========   ==========   ==========   ==========   ==========
  Gas Distribution (MMcf)(1)
    Gas sales......................     212,035        220,958      209,816      204,384      205,372      203,110
    End user transportation........     143,826        146,895      145,761      140,020      128,643      129,722
    Intermediate transportation....     520,059        527,510      374,428      322,969      302,662      209,360
                                     ----------     ----------   ----------   ----------   ----------   ----------
         Total.....................     875,920        895,363      730,005      667,373      636,677      542,192
                                     ==========     ==========   ==========   ==========   ==========   ==========
    Customers......................   1,188,515      1,183,443    1,172,613    1,154,545    1,141,986    1,130,165

                                                        (continued on next page)

                                    TWELVE MONTHS
                                        ENDED                          YEAR ENDED DECEMBER 31,
                                      MARCH 31,     --------------------------------------------------------------
                                        1997           1996         1995         1994         1993         1992
                                    -------------   ----------   ----------   ----------   ----------   ----------
                                                   (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
CAPITAL INVESTMENTS(3)
  Diversified Energy
    Exploration & Production.......  $  395,543     $  382,211   $  299,145   $  186,219   $   56,709   $   34,108
    Pipelines & Processing.........      89,205        157,663       77,683        8,112        5,003        1,077
    Energy Marketing, Gas Storage &
      Power Generation.............      45,047         21,005       42,540       36,095       31,814       27,542
    Corporate & Other..............       3,320          3,271        8,321        6,026        3,901        3,084
                                     ----------     ----------   ----------   ----------   ----------   ----------
                                        533,115        564,150      427,689      236,452       97,427       65,811
  Discontinued Operations(4).......         333          6,508        9,380       12,458        5,064        5,484
  Gas Distribution.................     213,498        220,090      251,769      153,059      143,120      130,776
                                     ----------     ----------   ----------   ----------   ----------   ----------
                                     $  746,946     $  790,748   $  688,838   $  401,969   $  245,611   $  202,071
                                     ==========     ==========   ==========   ==========   ==========   ==========
TOTAL ASSETS.......................  $3,657,739     $3,633,404   $2,898,640   $2,240,973   $1,881,900   $1,648,989
                                     ==========     ==========   ==========   ==========   ==========   ==========
CAPITALIZATION
  Long-Term Debt, including Capital
    Lease Obligations(5)...........  $1,223,509     $1,252,040   $  993,407   $  685,519   $  494,821   $  379,811
  Redeemable Cumulative Preferred
    Stock of Subsidiary(5).........          --             --           --        2,618        5,618        9,000
  MCN-obligated mandatorily
    redeemable preferred securities
    of subsidiaries holding solely
    subordinated debentures of
    MCN............................     305,840        173,809       96,449       96,349           --           --
  Common shareholders' equity......     851,813        784,568      664,776      511,495      470,168      433,808
                                     ----------     ----------   ----------   ----------   ----------   ----------
                                     $2,381,162     $2,210,417   $1,754,632    1,295,981   $  970,607   $  822,619
                                     ==========     ==========   ==========   ==========   ==========   ==========
COMMON STOCK
  Market Price Per Share (end of
    period)........................  $    28.13     $    28.88   $    23.25   $    18.00   $    17.38   $    15.44
  Market Capitalization............  $1,912,699     $1,943,740   $1,543,103   $1,076,184   $1,025,298   $  900,028
  Dividends Paid Per Share.........  $    .9500     $    .9400   $    .9000   $    .8675   $    .8450   $    .8250
TOTAL RETURN TO SHAREHOLDERS(6)....       25.93%         28.75%       35.30%        8.38%       18.42%       35.39%

---------------
MMcf -- One million cubic feet.

Mbbl -- Thousands of barrels

(1) Includes intercompany volumes.

(2) Includes MCN's share of joint ventures.

(3) Capital investments represent consolidated capital expenditures, acquisitions, and MCN's share of capital expenditures made by joint ventures, less the minority partners' share of consolidated capital expenditures.

(4) In June 1996, MCN sold its computer operations subsidiary, The Genix Group, Inc. ("Genix"). Accordingly, Genix has been accounted for as a discontinued operation.

(5) Excludes current requirements. Long-term debt includes a $100 million term loan, due 2000, of MCNIC Oil & Gas Company, a wholly-owned subsidiary of MCN Investment Corporation, with recourse to MCN limited to certain events, including the realization of tax credits and performance under swap contracts.

(6) Based on stock price appreciation with dividends reinvested.

                             MCN ENERGY GROUP INC.

GENERAL

     The Company is a diversified energy holding company headquartered in Detroit, Michigan with approximately $3.7 billion in assets and annual revenues of approximately $2 billion. In 1996, MCN earned net income from continuing operations of $112 million and a return on equity of 15.8%. At December 31, 1996, MCN and its subsidiaries had 3,360 employees.

     With gas markets and investments throughout North America and in India, the Company operates through two major business groups, Diversified Energy and Gas Distribution. The Diversified Energy group, operating through MCN Investment Corporation ("MCNIC"), is involved in oil and gas exploration and production, gas gathering, processing, transmission and storage, energy marketing, electric power generation and other energy related businesses. The Gas Distribution group consists principally of Michigan Consolidated Gas Company ("MichCon"), a natural gas distribution and transmission company serving approximately 1.2 million customers in more than 500 communities throughout Michigan.

DIVERSIFIED ENERGY

     The Diversified Energy group is involved in the following businesses:
Exploration & Production ("E&P"), with 1.2 trillion cubic feet equivalent of proved gas and oil reserves in the Midwest/Appalachia, Midcontinent/Gulf Coast and Western regions; Pipelines & Processing, with gathering, processing and transmission facilities near areas of rapid reserve development and growing consumer markets; Energy Marketing, with total gas sales and exchange delivery markets during 1996 of 241.5 billion cubic feet ("Bcf"); Power Generation, with investments in electric generation facilities with a combined 470 net megawatts of capacity; and Gas Storage, with investments in storage facilities that have 56 Bcf of storage capacity.

     The Diversified Energy group's operating revenues for 1996 totaled $734.4 million, while operating and joint venture income was $57.4 million in 1996, more than double 1995 operating and joint venture income. The significant improvement primarily reflects higher results from E&P operations, as well as improved results from Pipelines & Processing and Energy Marketing & Power Generation operations.

Exploration & Production

     MCNIC is engaged in natural gas and oil exploration, development and production through its wholly owned subsidiary, MCNIC Oil & Gas Company ("MOG"). At December 31, 1996, proved gas reserves totaled 1,137.7 Bcf and proved oil reserves were 103.2 Bcf equivalent ("Bcfe"), up a combined 354.4 Bcfe, or 40%, from December 1995 levels. Operating income for 1996 increased by $14.7 million over 1995 to $33.2 million, reflecting a significant increase in gas and oil production during 1996 to 63.7 Bcfe from 33.7 Bcfe in 1995. Approximately $15.9 million in federal tax credits were generated in 1996 related to gas production from certain Antrim formation gas wells and coalbed methane gas wells.

     MOG's approach to E&P is selective, conservative, and diversified, with a primary focus on known areas of gas production where the Company believes the chances of finding gas are high, although high-potential exploratory projects are also pursued. MOG intends to make additional investments in natural gas reserves in areas that offer proved reserves and an acceptable success rate. MOG's investment portfolio is built on a diversification strategy intended to manage risk: geographically, with investments in the Midwest/Appalachia, Midcontinent/Gulf Coast and Western regions; geologically, with formation depths ranging from less than 400 feet to more than 18,000 feet; and technologically, with investments in both conventional and unconventional gas and oil projects. MOG's success rate in its drilling program since its inception in 1992 has averaged approximately 95%.

     MOG's strategy is to continue the aggressive growth of its reserve base in known producing areas, generating attractive returns and developing reliable, long-term gas supplies. MOG intends to continue investing in and managing E&P projects through a network of joint-venture partnerships. MOG seeks to partner with companies who are recognized as the local experts in each oil and gas opportunity, thereby gaining access both to drilling programs that are well-advanced and to new exploratory opportunities without the fixed-cost infrastructure that a traditional E&P company would experience. MOG anticipates that production will increase in the future through the continued development of MOG's approximately one million net (1.7 million gross) acres of undeveloped property.

     In 1996, MOG participated in the drilling of 547 wells (320 net), bringing the total drilled to 1,630 wells (1,080 net) since it began operations in 1992 and its 1996 drilling program achieved an overall drilling success rate of 94% and added approximately 216 Bcfe of proved reserves.

     Approximately 52% of MOG's production and almost 70% of its proved reserves were associated with the Midwest/Appalachia region in 1996, as MOG added 305 net wells in the region. Approximately 42% of production and 21% of reserves were from the Midcontinent/Gulf Coast. In 1996, MOG added 94 net wells in the Midcontinent/Gulf Coast region, including wells in the Anadarko and Permian Basins.

     MCN expects to invest approximately $450 million in exploration and production activities each year in 1997 and 1998.

Pipelines & Processing

     MCNIC Pipeline & Processing Company ("Pipeline and Processing"), a wholly owned subsidiary of MCNIC, owns interests in gathering systems in Appalachia, onshore and offshore Gulf Coast and Wyoming, natural gas and gas liquid processing facilities in Michigan and Texas, a methanol production plant in Texas and interests in several proposed transmission pipelines.

     Pipeline & Processing's operating and joint venture income increased from $1.0 million in 1995 to $10.7 million in 1996. This reflects an increase in transportation volumes in 1996 to 86.4 Bcf from 5.0 Bcf in 1995 and an increase in processing volumes in 1996 to 44.2 Bcf from 14.6 Bcf in 1995. The increase in 1996 primarily reflects income from the December 1995 acquisition from CONSOL Coal Group of an interest in a 40-mile gas gathering line in Virginia and the February 1996 acquisition of an interest in a 90-mile gas gathering system in the Mobile Bay area of offshore Alabama. Results also reflect a higher level of volumes treated through additional gas processing plants that extract carbon dioxide from Michigan Antrim formation gas wells.

     The investment strategy for the Pipelines & Processing unit is to own interests in natural gas and gas liquid gathering, processing and transmission facilities near areas of rapid reserve development or growing consumer markets. This strategy includes working with other Diversified Energy businesses that complement Pipelines & Processing's operations. Operating responsibilities for these facilities are generally the responsibility of the Pipeline & Processing unit's partners. The Company anticipates that approximately $200 million will be invested in pipelines and processing facilities in 1997, a level of investment that is anticipated to be sustained in 1998.

Energy Marketing & Power Generation

     MCN's non-regulated energy marketing activities are directed by CoEnergy Trading Company ("CTC"). CTC, a wholly owned subsidiary of MCNIC, is engaged in the purchase and sale of natural gas to over 700 commercial and industrial users, as well as gas and electric utilities and other large-volume customers throughout the Midwest and Northeastern United States and in Canada. MCNIC Power Company ("MCNIC Power"), a wholly owned subsidiary of MCNIC formed in 1993, pursues domestic and international power generation-related opportunities. The Company believes that power generation projects offer the potential for multiple sources of income, such as long-term gas sales, transportation services and a return on the investment in the project facilities.

     Operating and joint venture income for 1996 increased to $10.0 million from $4.9 million in 1995. This improvement reflects a 28% increase in gas sales volumes and slightly higher margins on gas sales. The increase in gas sales volumes was driven primarily by additional sales to the northeastern United States, as well as sales to the Michigan Power project which began operations in late 1995. The results also reflect a 37% increase in volumes delivered under gas exchange contracts in 1996.

     Through its offices located in Hartford, Connecticut and Detroit and Grand Rapids, Michigan, CTC is able to offer buyers a bundled service by making arrangements for the acquisition of the required gas volumes and delivery to customers' facilities, and for all the necessary services in between. This bundled service is in greater demand during the winter months, when interstate pipeline capacity in certain areas of the Northeast and Midwest is either constrained or uneconomical. CTC is able to better meet this demand through the use of gas production and access to storage fields and other physical assets owned by affiliates.

     MCN expects that the restructuring of the U.S. electric power industry will create substantial investment opportunities, including energy marketing. The Company plans to emphasize energy marketing primarily at the end-user level, rather than in the high-volume wholesale market because of its retail marketing experience and the more favorable margins. Currently, the Company is working with several potential partners regarding the formation of electricity marketing alliances in the Midwest and Northeastern United States.

     In recent years, an increasing amount of new electric generating capacity has been fueled by natural gas because of the lower capital costs, lower emissions and other advantages associated with such facilities. In addition, many states have passed regulations requiring electric utilities to consider bids from third parties to meet new electric generation needs. The Company believes that MCNIC Power has the capacity to provide power generation facilities with long-term gas supplies at known prices.

     MCNIC Power's strategy is to capture synergies among MCN's businesses and to profitably apply the expertise they have gained in managing energy-related projects.

     Investment opportunities within India's rapidly expanding electric power generation, transmission and distribution industry are gaining significant prominence in the Company's overall investment portfolio. MCNIC Power currently has investments in five operating facilities both domestically and in India with a combined generating capacity of 470 net megawatts. It is anticipated that MCNIC Power will invest between $200-$300 million each year through the year 2000, with most of this amount invested in India.

Gas Storage

     MCNIC, through its subsidiary MCNIC Gas Storage Company ("Storage Company"), currently holds interests in two existing storage fields and one storage field currently under development. Storage Company has signed an agreement to sell its share of one field effective December 1997. Storage Company primarily supports MCNIC's energy marketing operations. Storage Company's storage capacity in Michigan allows it to move gas into storage at relatively steady rates during off-peak periods and to draw upon this storage for delivery during peak-demand periods.

     Storage Company's joint venture income decreased slightly in 1996 to $4.0 million from $4.2 million in 1995.

     Storage Company has adopted a strategy of using joint ventures and strategic partnerships to provide gas storage services, either as a separate service or bundled with full gas service, to other gas utilities, pipeline companies and large-volume gas users. Management believes that having its storage facilities near major consuming markets provides supply flexibility, improves reliability of deliveries and helps reduce gas costs.

     The gas industry's changing operating environment has resulted in more efficient use of existing storage facilities. However, management believes that growing markets will require expanded storage capabilities in selected areas in the long-term, and that this future need, together with Michigan's pivotal geographic location and favorable geology, presents a significant opportunity for MCN's storage business.

Risk Management

     MCN recognizes that diversified operations may expose the Company to greater risk and as a result it has adopted a risk management strategy to mitigate this increased risk. MCN primarily manages commodity price risk by utilizing futures, options and swap contracts to more fully balance its portfolio of supply and sales agreements. MCN has hedged most of its gas and oil production not covered by long-term, fixed-price sales obligations. MCN's energy marketing group coordinates all of MCN's hedging activities to ensure compliance with risk management policies established by MCN's board of directors. Certain hedging gains or losses related to gas and oil production are recorded by MCN's E&P operations. Gains and losses on gas and oil production-related hedging transactions that are not recorded by MCN's E&P group are absorbed by the energy marketing group.

GAS DISTRIBUTION

     Gas Distribution consists principally of MichCon, a natural gas distribution and intrastate transmission company serving approximately 1.2 million customers in more than 500 communities throughout Michigan including the Detroit, Grand Rapids, Ann Arbor, Traverse City and Muskegon metropolitan areas. The following services are provided by Gas Distribution:

          Gas Sales: Includes the marketing and delivery of natural gas to residential and small-volume commercial customers.

          End User Transportation: Through this service, large-volume commercial and industrial customers that purchase natural gas directly from producers or brokerage companies utilize the company's gas distribution network to transport the gas to their facilities.

          Intermediate Transportation: Provides transportation service to producers, brokers and other local distribution companies that own the natural gas, but are not the ultimate consumer.

     The Gas Distribution group's operating revenues for 1996 totaled $1.276 billion, with Gas Sales accounting for over 86% of this total while End User and Intermediate Transportation revenues accounted for the remaining 14% of the Gas Distribution group's total revenues. Sales and transportation deliveries totaled
895.4 Bcf in 1996. Gas Sales were 221.0 Bcf, End User Transportation was 146.9 Bcf and Intermediate Transportation was 527.5 Bcf.

     The Gas Distribution group continues to focus on challenges and opportunities resulting from increased competition with other natural gas distribution companies and other energy providers. The Michigan Public Service Commission is reviewing various plans to reform Michigan's gas utility regulatory process to give all customers added choices and to increase competition. MichCon and other Michigan gas utilities implemented pilot transportation service programs in early 1997 for small-volume commercial and residential customers. Under MichCon's two-year program, customers in the pilot territory had the opportunity to select alternative natural gas suppliers. This option has been available to MichCon's larger commercial and industrial customers for several years. MichCon currently generates no earnings on the gas supply portion of operations. Therefore, a customer's selection of an alternative supplier is generally expected to be income-neutral. The overall package of regulatory changes connected with the gas industry restructuring is expected to result in lighter-handed regulation and the potential to improve earnings. The Gas Distribution group is positioning itself to respond to changes in regulation and increased competition by reducing its cost of operations while maintaining a high level of customer satisfaction. The Gas Distribution group remains focused on these goals in 1997 and beyond.

     Gas Sales revenues increased $171.0 million to $1.103 billion in 1996 primarily due to higher gas costs, colder weather and market expansion. Gas Sales produced 78% of the Gas Distribution group's gross profit margin from sales and transportation services ("Gross Profit Margin"). The average margin per Mcf from gas sales was $2.07 in 1996 and $2.10 in 1995.

     End User Transportation revenues totaled $82.5 million in 1996, up $1.7 million from 1995. Deliveries increased in 1996 due to a higher level of usage by large-volume commercial and industrial customers. Additional deliveries to gas cogeneration facilities and colder weather also contributed to the increased deliveries. In 1996, End User Transportation produced 14% of Gross Profit Margin for the Gas Distribution group.

     Intermediate Transportation represents 8% of Gross Profit Margin for the Gas Distribution group. Revenues totaled $48.6 million in 1996, up $6.6 million from 1995. The increases in intermediate transportation deliveries in 1996 and 1995 are due primarily to additional volumes transported for two major fixed-fee customers and increased transportation of Antrim gas for Michigan gas producers and brokers.

     The Gas Distribution group continues to take steps to become the preferred provider of natural gas and high-value energy services within Michigan and to maintain strong returns. To accomplish this, MichCon intends to: increase penetration of existing markets by focusing on meeting the needs of customers and the marketplace; increase efforts to reduce the cost of gas and operating costs; and take advantage of growth opportunities to expand into new geographic areas.

                           FORWARD-LOOKING STATEMENTS

     Statements contained in or incorporated by reference into this Prospectus Supplement or the accompanying Prospectus which are not historical in nature are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve certain risks and uncertainties that may cause actual future results to differ materially from those contemplated, projected, estimated or budgeted in such forward-looking statements including, among others, the following: (i) the effects of weather and other natural phenomenon; (ii) increased competition from other energy suppliers as well as alternative forms of energy; (iii) the capital intensive nature of the Company's business; (iv) economic climate and growth in the geographic areas in which the Company does business; (v) the uncertainty of reserve estimates; (vi) the timing and extent of changes in commodity prices for natural gas, electricity and crude oil; (vii) the nature, availability and projected profitability of potential projects and other investments available to the Company; (viii) conditions of capital markets and equity markets and (ix) changes in the economic and political climate in foreign countries where the Company has invested or may invest in the future. See "Incorporation of Certain Documents by Reference" in the accompanying Prospectus.

                                 CAPITALIZATION

     The following table sets forth the unaudited summary capitalization at March 31, 1997 of MCN and its consolidated subsidiaries on a historical basis and on a pro forma basis after giving effect to the sale by the Company of 8,500,000 shares of Common Stock and the application of the estimated net proceeds therefrom as set forth under "Use of Proceeds." The information set forth in the table should be read in conjunction with MCN's consolidated financial statements and notes thereto and other financial data incorporated by reference herein. See "Incorporation of Certain Documents by Reference" in the accompanying Prospectus.

                                                                        AT MARCH 31, 1997
                                                         -----------------------------------------------
                                                               ACTUAL               AS ADJUSTED(1)(4)
                                                         ------------------       ----------------------
                                                                     (DOLLARS IN THOUSANDS)
Short-Term Debt (includes notes payable and current
  portion of long-term debt and capital leases)......    $  296,198                 $
                                                         ==========                 ==========
Long-Term Debt (including capital leases)(2).........    $1,223,509    51.4%        $                   %
MCN-obligated mandatorily redeemable preferred
  securities of subsidiaries holding solely
  subordinated debentures of MCN(3)..................       305,840    12.8%                            %
Common Stockholders' Equity..........................       851,813    35.8%                            %
                                                         ----------    ----         ----------      ----
Total Capitalization.................................    $2,381,162     100%        $                   %
                                                         ==========    ====         ==========      ====

---------------
(1) Adjusted for the sale of 8,500,000 shares of Common Stock offered hereby and the application of the estimated net proceeds therefrom. See "Underwriting" with respect to the 1,275,000 share over-allotment option granted to the Underwriters.

(2) Includes a $100 million term loan, due 2000, of MCNIC Oil & Gas Company, a wholly-owned subsidiary of MCNIC, with recourse to MCN limited to certain events, including the realization of tax credits and performance under swap contracts.

(3) The sole assets of the subsidiaries are as follows: MCN Michigan Limited Partnership -- 9 3/8% subordinated deferrable interest debt securities of MCN due 2024 with a principal amount of $101,100,000; MCN Financing I --
    8 5/8% junior subordinated debentures of MCN due 2036 with a principal amount of $82,474,250; and MCN Financing III -- 7 1/4% junior subordinated debentures of MCN due 2002 with a principal amount of $136,340,250. Upon redemption of such debt, the preferred securities of such subsidiaries will be mandatorily redeemable.

(4) Does not reflect the proposed issuance of $100 million of Floating Rate Private Institutional Trust Securities by MCN Financing V and $100 million of Single Point Remarketed Reset Capital Securities by MCN Financing VI (collectively, the "Separate Offerings") prior to the issuance of the shares of Common Stock offered hereby. After giving effect to the Separate Offerings, Long-Term Debt (including capital leases), MCN-obligated mandatorily redeemable preferred securities of subsidiaries holding solely subordinated debentures of MCN and Common Stockholders' Equity will be $1,223,509 or 47.4%, $505,840 or 19.6% and $851,813 or 33.0%, respectively.
    The net proceeds from the Separate Offerings will be used by the Company for general corporate purposes, including acquisitions, capital expenditures, investment in subsidiaries, working capital and repayment of debt. There can be no assurances, however, that the Separate Offerings will be completed prior to the issuance of the shares of Common Stock offered hereby.

     MCN's expected level of investment will increase capital requirements materially in excess of internally generated funds and require the issuance of additional debt and equity securities. MCN's actual capital requirements and general market conditions will affect the timing and amount of future issuances. As it expands its business, MCN's capitalization objective is to maintain its solid investment-grade credit ratings through a strong balance sheet.

                                USE OF PROCEEDS

     The net proceeds from the sale of the shares of Common Stock offered hereby will be used by MCN for general corporate purposes, including acquisitions, capital expenditures, investment in subsidiaries, working capital and repayment of debt.

             PRICE RANGE OF COMMON STOCK AND COMMON STOCK DIVIDENDS

     The Common Stock of the Company began trading on the NYSE on January 4, 1989, following the effective date of the restructuring of MichCon and the subsequent formation of MCN as its holding company. The high and low sales prices of the Common Stock, as reported on the NYSE Composite Tape, and the dividends declared on the Common Stock have been as follows:

                                                                                 CASH
                                                                               DIVIDENDS
                                                                               PAID PER
                                                        HIGH         LOW         SHARE
                                                        ----         ---       ---------
1995
  First Quarter.....................................    $18 5/8     $16 3/8     $.2225
  Second Quarter....................................     19 7/8      18          .2225
  Third Quarter.....................................     20          17 7/8      .2225
  Fourth Quarter....................................     23 1/2      19 3/8      .2325
1996
  First Quarter.....................................     25 1/2      21 5/8      .2325
  Second Quarter....................................     25 5/8      22 3/4      .2325
  Third Quarter.....................................     27 5/8      22 3/4      .2325
  Fourth Quarter....................................     30 1/2      26 5/8      .2425
1997
  First Quarter.....................................     32 5/8      28 1/8      .2425
  Second Quarter (through May 30, 1997).............     30 1/2      27 3/8      .2425

     The closing price of the Common Stock on May 30, 1997 was $29 5/8 per share. The book value of the Common Stock on March 31, 1997 was $12.53 per share. The dividend for the second quarter of 1997 was paid on May 23, 1997 to shareholders of record as of May 9, 1997.

     The timing and amount of future cash dividends will depend upon the financial condition of MCN, the income from its subsidiaries, internal cash requirements and other factors deemed relevant by MCN's Board of Directors.

     MCN sponsors a dividend reinvestment and stock purchase plan under which holders of record of Common Stock may purchase a limited amount of Common Stock without paying brokerage fees and other expenses. Under this plan, the Common Stock may be purchased in the open market at prevailing prices or purchased from the Company at the average of the high and low sales prices on the NYSE for the trading day immediately preceeding the purchase.

                     CERTAIN UNITED STATES TAX CONSEQUENCES
                          TO NON-UNITED STATES HOLDERS

     The following is a general discussion of certain United States federal income and estate tax consequences of the ownership and disposition of Common Stock by a person who is not a "U.S. person" (a "Non-U.S. Holder"). For this purpose, a "U.S. person" is any person who is, for United States federal income tax purposes, (i) a citizen or resident of the United States, (ii) a corporation or partnership created or organized in or under the laws of the United States or of any State, (iii) an estate the income of which is subject to U.S. federal income tax, regardless of its source, or (iv) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and (b) one or more United States fiduciaries have the authority to control all substantial decisions of the trust. This discussion does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state and local consequences that may be relevant to such Non-U.S. Holders in light of their personal circumstances. Furthermore, this discussion is based on provisions of the United States Internal Revenue Code of 1986, as amended, existing and proposed regulations promulgated thereunder and administrative and judicial interpretations thereof, as of the date hereof, all of which are subject to change (possibly with retroactive effect).

     An individual may, subject to certain exceptions, be deemed to be a resident alien (as opposed to a non-resident alien) by virtue of being present in the United States on at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year (counting for such purposes all of the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year). Resident aliens are subject to U.S. federal tax as if they were U.S. citizens and, thus, are not Non-U.S. Holders for purposes of this discussion.

     THIS DISCUSSION IS FOR GENERAL INFORMATION PURPOSES ONLY. EACH PROSPECTIVE PURCHASER OF COMMON STOCK IS ADVISED TO CONSULT A TAX ADVISOR WITH RESPECT TO CURRENT AND POSSIBLE FUTURE TAX CONSEQUENCES OF ACQUIRING, HOLDING AND DISPOSING OF COMMON STOCK AS WELL AS ANY TAX CONSEQUENCES THAT MAY ARISE UNDER THE LAWS OF ANY FOREIGN, STATE, LOCAL OR OTHER TAXING JURISDICTION.

DIVIDENDS

     Dividends paid to a Non-U.S. Holder of Common Stock generally will be subject to withholding of United States federal income tax either at a rate of 30% of the gross amount of the dividends or at such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States and, where a tax treaty applies, are attributable to a United States permanent establishment of the Non-U.S. Holder, are not subject to the withholding tax (provided the Non-U.S. Holder files appropriate documentation, including, under current law, Form 4224, with the payor of the dividend), but instead are subject to United States federal income tax on a net income basis at applicable graduated individual or corporate rates. Any such effectively connected dividends received by a Non-U.S. Holder that is a corporation may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

     In order to claim the benefit of an applicable tax treaty, a Non-U.S. Holder of Common Stock may have to file with the Company or its dividend paying agent an exemption or reduced treaty rate certificate or letter in accordance with the terms of the treaty. Under current law, dividends paid to an address outside the United States are presumed to be paid to a resident of such country (unless the payor has knowledge to the contrary) for purposes of the withholding discussed above and for purposes of determining the applicability of a tax treaty rate. However, under proposed Treasury regulations not currently in effect, in the case of dividends paid after December 31, 1997 (December 31, 1999 in the case of dividends paid to accounts in existence on or before the date that is 60 days after the proposed regulations are published as final regulations), a Non-U.S. Holder of Common Stock who wishes to claim the benefit of an applicable treaty rate would be required to satisfy applicable certification and other requirements either directly or through an intermediary. In addition, backup withholding, as discussed below, may apply in certain circumstances if applicable certification and other requirements are not met.

     A Non-U.S. Holder of Common Stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service (the "IRS").

GAIN ON DISPOSITION OF COMMON STOCK

     A Non-U.S. Holder will generally not be subject to United States federal income tax with respect to gain recognized on a sale or other disposition of Common Stock unless (i) the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States, and, where a tax treaty applies, is attributable to a United States permanent establishment of the Non-U.S. Holder, (ii) in the case of a Non-U.S. Holder who is an individual and holds the Common Stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met, or (iii) the Company is or has been a "U.S. real property holding corporation" for United States federal income tax purposes. The Company believes it is not and does not anticipate becoming a "U.S. real property holding corporation" for United Sates federal income tax purposes.

     If an individual Non-U.S. Holder falls under clause (i) in the preceding paragraph, he will, unless an applicable treaty provides otherwise, be taxed on his net gain derived from the sale under regular graduated United States federal income tax rates. If an individual Non-U.S. Holder falls under clause (ii) in the preceding paragraph, he will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by certain United States-source capital losses. Certain individual Non-U.S. Holders who were once United States citizens may be subject to special rules applicable to United States expatriates.

     If a Non-U.S. Holder that is a corporation falls under clause (i) in the next preceding paragraph, it will be taxed on its gain under regular graduated United States federal income tax rates and may be subject to an additional branch profits tax at a 30% rate, unless it qualifies for a lower rate under an applicable income tax treaty.

FEDERAL ESTATE TAX

     Common Stock held by an individual who is not a citizen or resident (as specifically defined for United States federal estate tax purposes) of the United States at the time of death will be included in such holder's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

     The Company must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty.

     United States backup withholding tax is imposed at the rate of 31% on certain payments to persons not otherwise exempt that fail to furnish certain identifying information to the payor. Under current law, backup withholding generally will not apply to dividends paid to a Non-U.S. Holder at an address outside the United States (unless the payer has knowledge that the payee is a U.S. person), but generally will apply to dividends paid on Common Stock at addresses inside the United States to Non-U.S. Holders that fail to provide certain identifying information in the manner required. However, under proposed Treasury regulations not currently in effect, in the case of dividends paid after December 31, 1997 (December 31, 1999 in the case of dividends paid to accounts in existence on or before the date that is 60 days after the proposed regulations are published as final regulations), a Non-U.S. Holder generally would be subject to backup withholding at a 31% rate, unless certain certification procedures (or, in the case of payments made outside the United States with respect to an offshore account, certain documentary evidence procedures) are complied with, directly or through an intermediary or a Non-U.S. Holder otherwise establishes an exemption from backup withholding.

     Payment of the proceeds of a sale of Common Stock by or through a United States office of a broker is subject to both backup withholding and information reporting unless the beneficial owner provides the payor with its name and address and certifies under penalties of perjury that it is a Non-U.S. Holder, or otherwise establishes an exemption. In general, backup withholding and information reporting will not apply to a payment of the proceeds of a sale of Common Stock by or through a non-United States office of a non-United States broker. If, however, such broker is, for United States federal income tax purposes a U.S. person, a controlled foreign corporation, or a non-United States person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, such payments will be subject to information reporting, but not backup withholding, unless (i) such broker has documentary evidence in its records that the beneficial owner is a Non-U.S. Holder and certain other conditions are met, or (ii) the beneficial owner otherwise establishes an exemption.

     Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against such holder's U.S. federal income tax liability provided the required information is furnished in a timely manner to the IRS.

                                  UNDERWRITING

     The underwriters named below (the "International Managers"), acting through their respective representatives, Merrill Lynch International, Donaldson, Lufkin & Jenrette Securities Corporation, A.G. Edwards & Sons, Inc., PaineWebber International (U.K.) Ltd., Salomon Brothers International Limited and Smith Barney Inc. (collectively, the "International Representatives" and, together with the U.S. Representatives, the "Representatives"), have severally agreed, subject to the terms and conditions contained in a purchase agreement relating to the Common Stock (the "International Purchase Agreement") and concurrently with the sale of 7,000,000 shares of Common Stock to certain underwriters in the United States and Canada (the "U.S. Underwriters" and, together with the International Managers, the "Underwriters"), to purchase from the Company the number of shares of Common Stock set forth opposite their respective names below. Under certain circumstances, the commitments of certain non-defaulting International Managers or U.S. Underwriters may be increased.

                                                                 NUMBER
                        UNDERWRITERS                            OF SHARES
                        ------------                            ---------
Merrill Lynch International.................................
Donaldson, Lufkin & Jenrette Securities Corporation.........
A.G. Edwards & Sons, Inc. ..................................
PaineWebber International (U.K.) Ltd. ......................
Salomon Brothers International Limited......................
Smith Barney Inc. ..........................................

                                                                ---------
             Total..........................................    1,500,000
                                                                =========

     The Company has also entered into a purchase agreement (the "U.S. Purchase Agreement") with the U.S. Underwriters. Subject to the terms and conditions set forth in the U.S. Purchase Agreement, and concurrently with the sale of 1,500,000 shares of Common Stock to the International Managers pursuant to the International Purchase Agreement, the Company has agreed to sell to the U.S. Underwriters, and the U.S. Underwriters have severally agreed to purchase from the Company, an aggregate of 7,000,000 shares of Common Stock. The initial public offering price per share of the Common Stock and the total underwriting discount per share of the Common Stock are identical under the International Purchase Agreement and the U.S. Purchase Agreement.

     In the International Purchase Agreement and the U.S. Purchase Agreement, the International Managers and the U.S. Underwriters, respectively, have agreed, subject to the terms and conditions set forth therein, to purchase all of the shares of Common Stock being sold pursuant to each such Purchase Agreement if any of such shares of Common Stock being sold pursuant to each such Purchase Agreement are purchased. The closings with respect to the sale of the shares to be purchased by the International Managers and the U.S. Underwriters are conditioned upon one another.

     The International Managers and the U.S. Underwriters have entered into an intersyndicate agreement (the "Intersyndicate Agreement") that provides for the coordination of their activities. Under the terms of the

Intersyndicate Agreement, the U.S. Underwriters and the International Managers are permitted to sell shares of Common Stock to each other for purposes of resale at the initial public offering price, less an amount not greater than the selling concession. Under the terms of the Intersyndicate Agreement, the International Managers and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to United States or Canadian persons or to persons they believe intend to resell to United States or Canadian persons, and the U.S. Underwriters and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to non-United States or non-Canadian persons or to persons they believe intend to resell to non-United States or non-Canadian persons, except in each case for transactions pursuant to the Intersyndicate Agreement.

     The International Representatives have advised the Company that the International Managers propose initially to offer the shares of Common Stock to the public at the offering price set forth on the cover page of this Prospectus Supplement and to certain dealers (who may include International Managers) at
such price less a concession not in excess of $     per share of Common Stock.
The International Managers may allow, and such dealers may reallow, a discount
not in excess of $     per share on sales to certain other dealers. After the
public offering, the initial offering price, the concession and discount may be changed.

     The Company has granted to the International Managers an option exercisable for a period of 30 days from the date of this Prospectus Supplement to purchase up to an additional 225,000 shares of Common Stock to cover over-allotments, if any, at the initial offering price less the underwriting discount. If the International Managers exercise this option, each International Manager will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage thereof which the number of shares of Common Stock to be purchased by it shown in the foregoing table bears to the 1,500,000 shares of Common Stock initially offered hereby.

     Each International Manager has represented and agreed that (i) it has not offered or sold, and will not for a period of six months following consummation of the Offerings offer or sell any shares of Common Stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances that do not constitute an offer to the public in the United Kingdom for the purposes of the Public Offers of Securities Regulations 1995, (ii) it has complied with and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the shares of Common Stock in, from, or otherwise involving the United Kingdom and (iii) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issue or sale of the shares of Common Stock to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 or is a person to whom the document may otherwise lawfully be issued or passed on.

     The Company has agreed that for a period of 90 days after the date of this Prospectus Supplement it will not, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated, directly or indirectly issue, pledge, sell, offer to sell, grant any option for the sale of, or otherwise transfer or dispose of any share of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, except for (i) the Common Stock to be sold in the Offerings, (ii) any shares of Common Stock issued or options to purchase Common Stock granted pursuant to existing employee benefit plans of the Company and its subsidiaries or (iii) any shares of Common Stock issued pursuant to dividend reinvestment and stock purchase plans of the Company.

     In the Purchase Agreements, the Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the Underwriters may be required to make in respect thereof.

     Until the distribution of the Common Stock is completed, rules of the Securities and Exchange Commission may limit the ability of the Underwriters and certain selling group members to bid for and purchase the Common Stock. As an exception to these rules, the Representatives are permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock.

     If the Underwriters create a short position in the Common Stock in connection with the Offerings, i.e., if they sell more shares of Common Stock than are set forth on the cover page of this Prospectus Supplement, the Representatives may reduce that short position by purchasing Common Stock in the open market. The Representatives may also elect to reduce any short position by exercising all or part of the over-allotment options described above.

     The Representatives may also impose a penalty bid on certain Underwriters and selling group members. This means that if the Representatives purchase shares of Common Stock in the open market to reduce the Underwriters' short position or to stabilize the price of the Common Stock, they may reclaim the amount of the selling concession from the Underwriters and selling group members who sold those shares as part of the Offerings.

     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security.

     Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the Representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     In the ordinary course of their business, certain of the Underwriters have engaged in transactions with and performed services for the Company and its subsidiaries.

                                 LEGAL MATTERS

     The validity of the issuance of the shares of Common Stock offered hereby will be passed upon for the Company by Daniel L. Schiffer, Esq., Senior Vice President, General Counsel and Secretary of the Company. Certain legal matters will be passed upon for the Underwriters by LeBoeuf, Lamb, Greene & MacRae, L.L.P., New York, New York. Mr. Schiffer is a full-time employee and officer of the Company and owned 34,001 shares of Common Stock as of April 30, 1997. LeBoeuf, Lamb, Greene & MacRae, L.L.P. from time to time renders legal services to the Company.

                                EXPLANATORY NOTE

     The following Prospectus relates to various securities which may be issued from time to time by MCN and certain related trusts. Such Prospectus is being delivered at this time only in connection with the offering of Common Stock by MCN described in this Prospectus Supplement. Therefore, certain information contained in such Prospectus describing other securities and other issuers is not directly relevant to the present offering of Common Stock by MCN.

PROSPECTUS
                                 $685,105,000

                         [MCN ENERGY GROUP INC. LOGO]
                            SENIOR DEBT SECURITIES
                         SUBORDINATED DEBT SECURITIES
                                 COMMON STOCK
                           STOCK PURCHASE CONTRACTS
                             STOCK PURCHASE UNITS
                           ------------------------

                               MCN FINANCING II
                              MCN FINANCING III
                               MCN FINANCING IV
                             PREFERRED SECURITIES
                 GUARANTEED TO THE EXTENT SET FORTH HEREIN BY
                            MCN ENERGY GROUP INC.
                           ------------------------

     MCN Corporation, a Michigan Corporation, doing business as MCN Energy Group Inc., ("MCN" or the "Company") may offer, from time to time, (i) unsecured senior debt securities (the "Senior Debt Securities") consisting of debentures, notes or other unsecured evidences of indebtedness, (ii) unsecured subordinated debt securities (the "Subordinated Debt Securities") consisting of debentures, notes and other unsecured evidence of indebtedness (item (i) or (ii) above being referred to herein as the "Debt Securities"), (iii) Common Stock, $.01 par value ("MCN Common Stock"), (iv) Stock Purchase Contracts ("Stock Purchase Contracts") to purchase Common Stock or (v) Stock Purchase Units ("Stock Purchase Units," "FELINE PRIDES(SM)," "Income PRIDES(SM)" or "Growth PRIDES(SM)"), each representing ownership of a Stock Purchase Contract and Debt Securities or Preferred Securities (as defined below) or debt obligations of third parties, including U.S. Treasury Securities, securing the holder's obligation to purchase the Common Stock under the Stock Purchase Contract, in each case in one or more series and in amounts, at prices and on terms to be determined at or prior to the time of sale.

     MCN Financing II, MCN Financing III and MCN Financing IV (each, an "MCN Trust"), each a statutory business trust formed under the laws of the State of Delaware, may offer, from time to time, preferred securities, which may be designated as preferred securities or capital securities, representing undivided beneficial interests in the assets of the respective MCN Trust ("Preferred Securities"). The payment of periodic cash distributions ("distributions") with respect to Preferred Securities of each of the MCN Trusts out of moneys held by each of the MCN Trusts, and payment on liquidation, redemption or otherwise with respect to such Preferred Securities, will be guaranteed by MCN to the extent described herein (each a "Guarantee"). See "Description of the Preferred Securities Guarantees" below. MCN's obligations under the Preferred Securities Guarantees are subordinate and junior in right of payment to all other liabilities of MCN and rank pari passu with the most senior preferred stock, if any, issued from time to time by MCN. Subordinated Debt Securities may be issued and sold from time to time in one or more series to an MCN Trust, or a trustee of such MCN Trust, in connection with the investment of the proceeds from the offering of Preferred Securities and Common Securities (as defined herein) of such MCN Trust. The Subordinated Debt Securities purchased by an MCN Trust may be subsequently distributed pro rata to holders of Preferred Securities and Common Securities in connection with the dissolution of such MCN Trust upon the occurrence of certain events as may be described in an accompanying Prospectus Supplement.

     Specific terms of the particular Subordinated Debt Securities, the Preferred Securities and the related Preferred Securities Guarantees, together with the Stock Purchase Contracts, the Stock Purchase Units, the MCN Common Stock and the Senior Debt Securities, in respect of which this Prospectus is being delivered (the "Offered Securities") will be
                                                        (Continued on next page)
                            ------------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                 The date of this Prospectus is March 10, 1997.

     (Continued from cover)

     set forth in an accompanying Prospectus Supplement or Supplements, together with the terms of the offering of the Offered Securities, the initial price thereof and the net proceeds from the sale thereof. The Prospectus Supplement will set forth with regard to the particular Offered Securities, without limitation, the following: (i) in the case of Debt Securities, the designation, aggregate principal amount, denomination, maturity, premium, if any, any exchange, conversion, redemption or sinking fund provisions, interest rate (which may be fixed or variable), the time and method of calculating interest payments, the right of the Company, if any, to defer payment or interest on the Subordinated Debt Securities and the maximum length of such deferral period, put options, if any, public offering price, ranking as senior or subordinated debt, any listing on a securities exchange and other specific terms of the offering, (ii) in the case of MCN Common Stock, the designation, number of shares, public offering price and other specific terms of the offering, (iii) in the case of Preferred Securities, the designation, number of securities, liquidation preference per security, initial public offering price, any listing on a securities exchange, dividend rate (or method of calculation thereof), dates on which dividends shall be payable and dates from which dividends shall accrue, any voting rights, any redemption, exchange or sinking fund provisions, any other rights, preferences, privileges, limitations or restrictions relating to the Preferred Securities of a specific series and the terms upon which the proceeds of the sale of the Preferred Securities will be used to purchase a specific series of Subordinated Debt Securities of MCN, (iv) in the case of Stock Purchase Contracts, the designation and number of shares of Common Stock issuable thereunder, the purchase price of Common Stock, the date or dates on which the Common Stock is required to be purchased by the holders of the Stock Purchase Contracts, any periodic payments required to be made by the Company to the holders of the Stock Purchase Contract or visa versa, and the terms of the offering and sale thereof, and (v) in the case of Stock Purchase Units, the specific terms of the Stock Purchase Contracts and any Debt Securities or Preferred Securities or debt obligations of third parties securing the holder's obligation to purchase the Common Stock under the Stock Purchase Contracts, and the terms of the offering and sale thereof. The Offered Securities may be offered in amounts, at prices and on terms to be determined at the time of the offering, provided, however, that the aggregate offering price to the public of the Offered Securities will be limited to $685,105,000.

     The Company's Common Stock is traded on the New York Stock Exchange ("NYSE") under the symbol "MCN". See "Description of MCN Capital Stock -- Price Range of MCN Common Stock and Common Stock Dividends".

     MCN and/or each of the MCN Trusts may sell the Offered Securities directly, through agents designated from time to time or through underwriters or dealers. See "Plan of Distribution." If any agents of MCN and/or any MCN Trust or any underwriters or dealers are involved in the sale of the Offered Securities, the names of such agents, underwriters or dealers and any applicable commissions and discounts will be set forth in the related Prospectus Supplement.

     This Prospectus may not be used to consummate sales of Offered Securities unless accompanied by a Prospectus Supplement.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, ANY ACCOMPANYING PROSPECTUS SUPPLEMENT OR THE DOCUMENTS INCORPORATED OR DEEMED INCORPORATED BY REFERENCE HEREIN, AND ANY INFORMATION OR REPRESENTATIONS NOT CONTAINED HEREIN OR THEREIN MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY MCN OR THE MCN TRUSTS OR BY ANY AGENT, DEALER OR UNDERWRITER. THIS PROSPECTUS AND ANY ACCOMPANYING PROSPECTUS SUPPLEMENT DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. THE DELIVERY OF THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF SUCH INFORMATION.

                             AVAILABLE INFORMATION

     MCN is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "1934 Act") and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). Reports, proxy statements and other information concerning MCN can be inspected and copied at the SEC's Public Reference Room, Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549, as well as the following Regional Offices of the SEC: 7 World Trade Center, Suite 1300, New York, New York 10048; and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained from the Public Reference Section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549, at prescribed rates. The SEC also maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of such site is http://www.sec.gov. Such reports, proxy statements and other information may also be inspected at the offices of the NYSE, on which MCN Common Stock is traded, at 20 Broad Street, New York, New York 10005.

     This Prospectus constitutes a part of a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") filed by MCN and the MCN Trusts with the SEC under the Securities Act of 1933, as amended (the "Securities Act") with respect to the Offered Securities. This Prospectus does not contain all of the information set forth in such Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Reference is made to such Registration Statement and to the exhibits relating thereto for further information with respect to MCN, the MCN Trusts, and the Offered Securities. Any statements contained herein concerning the provisions of any document filed as an exhibit to the Registration Statement or otherwise filed with the SEC or incorporated by reference herein are not necessarily complete, and in each instance reference is made to the copy of such document so filed for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

     No separate financial statements of any of the MCN Trusts have been included herein. MCN does not consider that such financial statements would be material to holders of the Preferred Securities because (i) all of the voting securities of each of the MCN Trusts will be owned, directly or indirectly, by MCN, a reporting company under the Exchange Act, (ii) each of the MCN Trusts has no independent operations but exists for the sole purpose of issuing securities representing undivided beneficial interests in the assets of such MCN Trust and investing the proceeds thereof in Subordinated Debt Securities issued by MCN, and (iii) MCN's obligations described herein and in any accompanying prospectus supplement under the Declarations of each Trust, the Guarantee issued with respect to Preferred Securities issued by that Trust, the Subordinated Debt Securities purchased by that Trust and the related Indenture, taken together, constitute a full and unconditional guarantee of payments due on the Trust Securities. See "Particular Terms of the Subordinated Debt Securities" and "Description of the Preferred Securities Guarantees."

     The MCN Trusts are not currently subject to the information reporting requirements of the 1934 Act. The MCN Trusts will become subject to such requirements upon the effectiveness of the Registration Statement, although they intend to seek and expect to receive exemptions therefrom.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by MCN (File No. 1-10070) with the SEC pursuant to the 1934 Act are incorporated by reference herein and made a part hereof:

          1. Annual Report on Form 10-K for the year ended December 31, 1996.

          2. The description of MCN's Common Stock as contained in its Form 8-B dated September 29, 1988.

          3. The description of MCN's Preferred Share Purchase Rights contained in its Form 8-A dated December 28, 1989.

          4. MCN's Current Report on Form 8-K dated January 14, 1997.

     All documents filed by MCN pursuant to Sections 13(a), 13(c), 14 or 15(d) of the 1934 Act subsequent to the date hereof and prior to the termination of the offering of the Offered Securities pursuant hereto shall be deemed to be incorporated by reference in this Prospectus or in any Prospectus Supplement and to be a part hereof from the date of filing of such documents.

     Any statement contained herein or in a document incorporated or deemed to be incorporated by reference in this Prospectus or in any Prospectus Supplement shall be deemed to be modified or superseded for purposes of this Prospectus or any Prospectus Supplement to the extent that a statement contained in this Prospectus or in any Prospectus Supplement or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this Prospectus or in any Prospectus Supplement modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or any Prospectus Supplement.

     MCN undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, upon the written or oral request of any such person, a copy of any or all of the foregoing documents incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Such requests should be directed to: Investor Relations, MCN Energy Group Inc., 500 Griswold Street, Detroit, Michigan 48226; telephone 1-800-548-4655.

                             MCN ENERGY GROUP INC.

     In January 1997, MCN Corporation began doing business under the name MCN Energy Group Inc., subject to shareholder approval to be sought at the Company's 1997 Annual Shareholders' Meeting. The name change reflects the company's growth during the past five years into a diversified energy company. MCN Energy Group Inc. will retain its current New York Stock Exchange symbol of MCN.

     MCN is a diversified energy holding company with natural gas markets and investments throughout North America. MCN operates through two major business groups, Diversified Energy and Gas Distribution. MCN, organized in 1988, is exempt from most provisions of the Public Utility Holding Company Act of 1935.

     DIVERSIFIED ENERGY, operating through MCN Investment Corporation (MCNIC), is involved in the following businesses: Exploration & Production (E&P) with proved gas and oil reserves in the Midwest/ Appalachia, Midcontinent/Gulf Coast and Western regions; Pipelines & Processing with gathering, processing and transmission facilities near areas of rapid reserve development and growing consuming markets; Energy Marketing; Power Generation with investments in electric generation facilities; and Gas Storage with investments in storage facilities.

     GAS DISTRIBUTION consists principally of Michigan Consolidated Gas Company (MichCon), a Michigan corporation organized in 1898 that, with its predecessors has been in business for nearly 150 years. MichCon is a natural gas distribution and intrastate transmission company serving 1.2 million customers in more than 500 communities throughout Michigan. MichCon is subject to the accounting requirements and rate regulation of the Michigan Public Service Commission
(MPSC) with respect to the distribution and intrastate transportation of natural gas.

     The mailing address of MCN's principal executive office is 500 Griswold Street, Detroit, Michigan 48226 and its telephone number is (313) 256-5500.

                                 THE MCN TRUSTS

     Each of MCN Financing II, MCN Financing III and MCN Financing IV is a statutory business trust formed under Delaware law pursuant to (i) a separate declaration of trust (each a "Declaration") executed by the Company, as sponsor for such trust (the "Sponsor") and the MCN Trustees (as defined herein) for such trust and (ii) the filing of a certificate of trust with the Delaware Secretary of State on March 6, 1996 (as amended by the Amendment to the Declaration of Trust, dated May 29, 1996), in the case of MCN Financing II, and February 3, 1997, in the case of MCN Financing III and MCN Financing IV. Each MCN Trust exists for the exclusive purposes of (i) issuing the Preferred Securities and common securities representing undivided beneficial interests in the assets of such Trust (the "Common Securities" and, together with the Preferred Securities, the "Trust Securities"), (ii) investing the gross proceeds of the Trust Securities in the Subordinated Debt Securities and (iii) engaging in only those other activities necessary or incidental thereto. All of the Common Securities will be directly or indirectly owned by the Company. The Common Securities will rank pari passu, and payments will be made thereon pro rata, with the Preferred Securities except that upon an event of default under the Declaration, the rights of the holders of the Common Securities to payment in respect of distributions and payments upon liquidation, redemption and otherwise will be subordinated to the rights of the holders of the Preferred Securities. The Company will, directly or indirectly, acquire Common Securities in an aggregate liquidation amount equal to 3% of the total capital of each MCN Trust. Other than MCN Financing III, which has a term of seven years, each MCN Trust has a term of approximately 45 years, but may earlier terminate as provided in the Declaration. Each MCN Trust's business and affairs will be conducted by the trustees (the "MCN Trustees") appointed by the Company, as the direct or indirect holder of all the Common Securities. The holder of the Common Securities will be entitled to appoint, remove or replace any of, or increase or reduce the number of, the MCN Trustees of an MCN Trust. The duties and obligations of the MCN Trustees shall be governed by the Declaration of such MCN Trust. A majority of the MCN Trustees (the "Regular Trustees") of each MCN Trust will be persons who are employees or officers of or affiliated with the Company. In certain limited circumstances set forth in a Prospectus Supplement, the holders of a majority of the Preferred Securities will be entitled to appoint one additional Regular Trustee, who need not be an employee or officer of or otherwise affiliated with the Company. One MCN Trustee of each MCN Trust will be a financial institution which will be unaffiliated with the Company and which shall act as property trustee and as indenture trustee for purposes of the Trust Indenture Act of 1939 (the "Trust Indenture Act"), pursuant to the terms set forth in a Prospectus Supplement (the "Property Trustee" or the "Institutional Trustee"). In addition, unless the Property Trustee maintains a principal place of business in the State of Delaware, and otherwise meets the requirements of applicable law, one MCN Trustee of each MCN Trust will have its principal place of business or reside in the State of Delaware (the "Delaware Trustee"). The Company will pay all fees and expenses related to the MCN Trusts and the offering of Trust Securities, the payment of which will be guaranteed by the Company. The office of the Delaware Trustee for each MCN Trust in the State of Delaware is Wilmington Trust Company, Rodney Square North, 1100 North Market Street, Wilmington, Delaware 19890. The principal place of business of each MCN Trust shall be c/o MCN Energy Group Inc., 500 Griswold Street, Detroit, Michigan 48226; telephone 1-313-256-5500.

                                USE OF PROCEEDS

     Each MCN Trust will use the proceeds received from the sale of its Preferred Securities to purchase Subordinated Debt Securities from MCN. Unless otherwise indicated in a Prospectus Supplement with respect to the proceeds from the sale of the particular Offered Securities to which such Prospectus Supplement relates, MCN intends to add the net proceeds from the sale of Offered Securities to its general funds, to be used for general corporate purposes, including capital expenditures, investment in subsidiaries, working capital and repayment of debt.

                     RATIO OF EARNINGS TO FIXED CHARGES AND
                  RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                         AND PREFERRED STOCK DIVIDENDS

     The following table sets forth the ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preferred stock dividends for MCN on a historical basis for the periods indicated.

                                                 YEAR ENDED DECEMBER 31,
                                          -------------------------------------
                                          1996     1995    1994    1993    1992
                                          -----    ----    ----    ----    ----
MCN(1)(2)(3)............................  2.28     2.55    2.70    3.15    2.82

---------------

(1) MCN has authority to issue up to 25,000,000 shares of preferred stock, no par value, however, there are currently no shares outstanding and MCN currently does not have a preferred stock dividend obligation. Therefore, the Ratio of Combined Earnings to Fixed Charges and Preferred Stock Dividends is equal to the Ratio of Earnings to Fixed Charges and is not disclosed separately.

(2) The Ratio of Earnings to Fixed Charges is based on earnings from operations. "Earnings" consist of the pre-tax income of majority-owned and 50%-owned companies adjusted to include any income actually received from less than 50%-owned companies, plus fixed charges, less interest capitalized during the period for nonutility companies and less the preferred stock dividend requirements of MichCon included in fixed charges but not deducted in the determination of pre-tax income. "Fixed Charges" represent (a) interest (whether expensed or capitalized), (b) amortization of debt discount, premium and expense, (c) an estimate of interest implicit in rentals, and
    (d) in the case of MCN, the preferred securities dividend requirements of subsidiaries (MichCon, MCN Michigan Limited Partnership and MCN Financing
    I), increased to reflect the pre-tax earnings requirement for MichCon.

(3) In June 1996, MCN sold its computer operations subsidiary, Genix. For purposes of calculating the Ratio of Earnings to Fixed Charges, Genix has been classified as a discontinued operation and is therefore excluded from the ratio for all periods presented.

                       DESCRIPTION OF MCN DEBT SECURITIES

     The following description sets forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Debt Securities offered by any Prospectus Supplement and the extent, if any, to which such general provisions may apply to the Debt Securities so offered will be described in the Prospectus Supplement relating to such Debt Securities.

     The Debt Securities may be issued, from time to time, in one or more series and will constitute either Senior Debt Securities or Subordinated Debt Securities. Senior Debt Securities will be issued under an Indenture (the "Senior Debt Securities Indenture"), between the Company and NBD Bank, N.A., now known as NBD Bank, a Michigan banking corporation ("NBD"), as trustee (the "Senior Debt Securities Trustee"). NBD is a wholly-owned subsidiary of First Chicago NBD Corporation. The Subordinated Debt Securities will be issued under an Indenture, dated as of September 1, 1994, as supplemented by the First Supplemental Indenture dated April 17, 1996, and the Second Supplemental Indenture dated July 24, 1996, (the "Subordinated Debt Securities Indenture") between the Company and NBD as trustee (the "Subordinated Debt Securities Trustee").

     The Senior Debt Securities Indenture and the Subordinated Debt Securities Indenture are referred to herein individually as an "Indenture" and, collectively, as the "Indentures," and the Senior Debt Securities Trustee and the Subordinated Debt Securities Trustee are referred to herein as the "Trustee."

     The following summaries of certain provisions of the Debt Securities and the Indentures do not purport to be complete and are subject to, and are qualified in their entirety by express reference to, all the provisions of the Indentures, including the definitions therein of certain terms. Certain capitalized terms herein are defined in the Indentures.

GENERAL

     The Debt Securities will be unsecured obligations of the Company.

     The Indentures do not limit the aggregate principal amount of Debt Securities which may be issued thereunder and provide that Debt Securities may be issued thereunder, from time to time, in one or more series.

     Reference is made to the Prospectus Supplement relating to the Debt Securities being offered (the "Offered Debt Securities") for, among other things, the following terms thereof: (1) the title of the Offered Debt Securities; (2) any limit on the aggregate principal amount of the Offered Debt Securities; (3) the date or dates on which the Offered Debt Securities will mature; (4) the rate or rates (which may be fixed or variable) per annum at which the Offered Debt Securities will bear interest or the method by which such rate or rates shall be determined and the date from which such interest will accrue or the method by which such date or dates shall be determined; (5) the dates on which such interest will be payable and the Regular Record Dates for such Interest Payment Dates; (6) the dates, if any, on which, and the price or prices at which, the Offered Debt Securities may, pursuant to any mandatory or optional sinking fund provisions, be redeemed by the Company and other detailed terms and provisions of such sinking funds; (7) the date, if any, after which, and the price or prices at which, the Offered Debt Securities may, pursuant to any optional redemption provisions, be redeemed at the option of the Company or of the Holder thereof and other detailed terms and provisions of such optional redemption; (8) the right of the Company, if any, to defer payment of interest on the Subordinated Debt Securities and the maximum length of any such deferral period; (9) the right of Holders, if any, to put the Subordinated Debt Securities to the Company; and (10) any other terms of the Offered Debt Securities (which terms shall not be inconsistent with the appropriate Indenture). For a description of the terms of the Offered Debt Securities, reference must be made to both the Prospectus Supplement relating thereto and to the description of Debt Securities set forth herein.

     Unless otherwise indicated in the Prospectus Supplement relating thereto, the principal of, and any premium or interest on, the Offered Debt Securities will be payable, and the Offered Debt Securities will be exchangeable and transfers thereof will be registrable, at the Place of Payment, provided that, at the option of the Company, payment of interest may be made by check mailed to the address of the person entitled thereto as it appears in the Security Register.

     Unless otherwise indicated in the Prospectus Supplement relating thereto, the Offered Debt Securities will be issued in United States dollars in fully registered form, without coupons, in denominations of $1,000 or any integral multiple thereof. No service charge will be made for any transfer or exchange of the Offered Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

     For purposes of the descriptions of both the Senior Debt Securities and the Subordinated Debt Securities, certain defined terms have the following meanings:

     "Indebtedness" of any Person means, without duplication, (i) the principal of and premium (if any) in respect of (A) indebtedness of such Person for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable; (ii) all Capitalized Lease Obligations of such Person; (iii) all obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations and all obligations under any title retention agreement (but excluding trade accounts payable arising in the ordinary course of business); (iv) all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction (other than obligations with respect to letters of credit securing obligations (other than obligations described in (i) through (iii) above) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the third Business Day following receipt by such Person of a demand for reimbursement following payment on the letter of credit); (v) all obligations of the type referred to in clauses
(i) through (iv) of other Persons and all dividends of other Persons for the payment of which, in either case, such Person is responsible or liable as obligor, guarantor or otherwise; and (vi) all obligations of the type referred to in clauses (i) through (v) of other Persons secured by any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person), the amount of such obligation being deemed to be the lesser of the value of such property or assets or the amount of the obligation so secured.

     "Significant Subsidiary" means a Subsidiary or Subsidiaries of the Company possessing assets (including the assets of its own Subsidiaries but without regard to the Company or any other Subsidiary) having a book value, in the aggregate, equal to not less than 10% of the book value of the aggregate assets of the Company and its Subsidiaries calculated on a consolidated basis.

     "Capitalized Lease Obligations" means an obligation under a lease that is required to be capitalized for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by such obligation shall be the capitalized amount of such obligation determined in accordance with such principles.

     The Debt Securities may be issued under the Indentures as Original Issue Discount Securities to be offered and sold at a substantial discount below their principal amount. Special federal income tax, accounting and other considerations applicable to any such Original Issue Discount Securities will be described in any Prospectus Supplement relating thereto. "Original Issue Discount Security" means any security which provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration of the maturity thereof as a result of the occurrence of an Event of Default and the continuation thereof.

BOOK-ENTRY DEBT SECURITIES

     The Debt Securities of a series may be issued in whole or in part in the form of one or more Global Securities (as such term is defined below) that will be deposited with, or on behalf of, a Depositary ("Depositary") or its nominee identified in the applicable Prospectus Supplement. In such a case, one or more Global Securities will be issued in a denomination or aggregate denomination equal to the portion of the aggregate principal amount of outstanding Debt Securities of the series to be represented by such Global Security or Global Securities. Unless and until it is exchanged in whole or in part for Debt Securities in registered form, a Global Security may not be registered for transfer or exchange except as a whole by the Depositary for such Global Security to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by such Depositary or any nominee to a successor Depositary or a nominee of such successor Depositary and except in the circumstances described in the applicable Prospectus Supplement. The term "Global Security", when used with respect to any series of Debt Securities, means a Debt Security that is executed by the Company and authenticated and delivered by the Trustee to the Depositary or pursuant to the Depositary's instruction, which shall be registered in the name of the Depositary or its nominee and which shall represent, and shall be denominated in an amount equal to the aggregate principal amount of, all of the Outstanding Debt Securities of such series or any portion thereof, in either case having the same terms, including, without limitation, the same original issue date, date or dates on which principal is due, and interest rate or method of determining interest.

     The specific terms of the depositary arrangement with respect to any portion of a series of Debt Securities to be represented by a Global Security will be described in the applicable Prospectus Supplement. The Company expects that the following provisions will apply to depositary arrangements.

     Unless otherwise specified in the applicable Prospectus Supplement, Debt Securities which are to be represented by a Global Security to be deposited with or on behalf of a Depositary will be represented by a Global Security registered in the name of such Depositary or its nominee. Upon the issuance of such Global Security, and the deposit of such Global Security with or on behalf of the Depositary for such Global Security, the Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the Debt Securities represented by such Global Security to the accounts of institutions that have accounts with such Depositary or its nominee ("participants"). The accounts to be credited will be designated by the underwriters or agents of such Debt Securities or, if such Debt Securities are offered and sold directly by the Company, by the Company. Ownership of beneficial interests in such Global Security will be limited to participants or Persons that may hold interests through participants. Ownership of beneficial interests by participants in such Global Security will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by the Depositary or its nominee for such Global Security. Ownership of beneficial interests in such Global Security by Persons that hold through participants will be shown on, and the transfer of that ownership interest within such participant will be effected only through, records maintained by such participant. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in certificated form. The foregoing limitations and such laws may impair the ability to transfer beneficial interests in such Global Securities.

     So long as the Depositary for a Global Security, or its nominee, is the registered owner of such Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or Holder of the Securities represented by such Global Security for all purposes under the Indenture. Unless otherwise specified in the applicable Prospectus Supplement, owners of beneficial interests in such Global Security will not be entitled to have Debt Securities of the series represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of Debt Securities of such series in certificated form and will not be considered the Holders thereof for any purposes under the Indenture. Accordingly, each Person owning a beneficial interest in such Global Security must rely on the procedures of the Depositary and, if such Person is not a participant, on the procedures of the participant through which such Person owns its interest, to exercise any rights of a Holder under the Indenture. The Company understands that under existing industry practices, if the Company requests any action of Holders or an owner of a beneficial interest in such Global Security desires to give any notice or take any action a Holder is entitled to give or take under the Indenture, the Depositary would authorize the participants to give such notice or take such action, and participants would authorize beneficial owners owning through such participants to give such notice or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

     Principal of and any premium and interest on a Global Security will be payable in the manner described in the applicable Prospectus Supplement.

THE TRUSTEE

     NBD is the Trustee under the Senior Debt Securities Indenture and the Subordinated Debt Securities Indenture. An affiliate of NBD has extended lines of credit to various subsidiaries of MCN. MCN and various of its subsidiaries maintain bank accounts and have other customary banking relationships with NBD in the ordinary course of business. Mr. Thomas H. Jeffs II, President and Chief Operating Officer of NBD, serves as a Director of MCN. Mr. Alfred R. Glancy III, Chairman, President and Chief Executive Officer of MCN, serves as a Director of NBD.

                 PARTICULAR TERMS OF THE SENIOR DEBT SECURITIES

     The following description of the Senior Debt Securities sets forth certain general terms and provisions of the Senior Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Senior Debt Securities offered by any Prospectus Supplement and the extent, if any, to which such general provisions may apply to the Senior Debt Securities so offered will be described in the Prospectus Supplement relating to such Senior Debt Securities.

RESTRICTIONS

     The Senior Debt Securities Indenture provides that the Company shall not consolidate with, merge with or into any other corporation (whether or not the Company shall be the surviving corporation), or sell, assign, transfer or lease all or substantially all of its properties and assets as an entirety or substantially as an entirety to any Person or group of affiliated Persons, in one transaction or a series of related transactions, unless: (1) either the Company shall be the continuing Person or the Person (if other than the Company) formed by such consolidation or with which or into which the Company is merged or the Person (or group of affiliated Persons) to which all or substantially all the properties and assets of the Company are sold, assigned, transferred or leased is a corporation (or constitute corporations) organized under the laws of the United States or any State thereof or the District of Columbia and expressly assumes, by an indenture supplemental to the Senior Debt Securities Indenture, all the obligations of the Company under the Senior Debt Securities and the Senior Debt Securities Indenture, executed and delivered to the Trustee in form satisfactory to the Trustee; (2) immediately before and after giving effect to such transaction or series of transactions, no Event of Default, and no Default, with respect to the Senior Debt Securities shall have occurred and be continuing; and (3) the Company shall have delivered to the Trustee an Officer's Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indentures comply with the Senior Debt Securities Indenture.

     The Senior Debt Securities Indenture also provides that the Company will not, nor will it permit any Significant Subsidiary to, create, incur, or suffer to exist any Lien in, of or on the property of the Company or any of its Subsidiaries, except: (i) Liens for taxes, assessments or governmental charges or levies on its property if the same shall not at the time be delinquent or thereafter can be paid without penalty, or are being contested in good faith and by appropriate proceedings and for which adequate reserves in accordance with generally accepted principles of accounting shall have been set aside on its books; (ii) Liens imposed by law, such as carriers', warehousemen's and mechanics' liens and other similar liens arising in the ordinary course of business which secure payment of obligations not more than 60 days past due or which are being contested in good faith by appropriate proceedings and for which adequate reserves shall have been set aside on its books; (iii) Liens arising out of pledges or deposits under worker's compensation laws, unemployment insurance, old age pensions, or other social security or retirement benefits, or similar legislation; (iv) utility easements, building restrictions and such other encumbrances or charges against real property as are of a nature generally existing with respect to properties of a similar character and which do not in any material way affect the marketability of the same or interfere with the use thereof in the business of the Company or its Subsidiaries; (v) Liens on the capital stock, partnership interest, or other evidence of ownership of any Subsidiary or such Subsidiary's assets that secure project financing for such Subsidiary; (vi) Liens arising in connection with first mortgage bonds issued by any Significant Subsidiary pursuant to any first mortgage indenture in effect as of the date of the Senior Debt Securities Indenture, as such indenture may be supplemented from time to time; (vii) purchase money liens upon or in property now owned or hereafter acquired in the ordinary course of business (consistent with the Company's business practices) to secure (A) the purchase price of such property or (B) Indebtedness incurred solely for the purpose of financing the acquisition, construction, or improvement of any such property to be subject to such liens, or Liens existing on any such property at the time of acquisition, or extensions, renewals, or replacements of any of the foregoing for the same or a lesser amount; provided that no such lien shall extend to or cover any property other than the property being acquired, constructed, or improved and replacements, modifications, and proceeds of such property, and no such extension, renewal, or replacement shall extend to or cover any property not theretofore subject to the Lien being extended, renewed, or replaced; (viii) Liens existing on the date Senior Debt Securities are first issued; and (ix) Liens for no more than 90 days arising from a transaction involving accounts receivable of the Company (including the sale of such accounts receivable), where such accounts receivable arose in the ordinary course of the Company's business.

     The Senior Debt Securities Indenture provides that the Company will not, nor will it permit any Subsidiary to, enter into any arrangement with any lender or investor (other than the Company or a Subsidiary), or to which such lender or investor (other than the Company or a Subsidiary) is a party, providing for the leasing by the Company or such Subsidiary for a period, including renewals, in excess of three years of any real property located within the United States which has been owned by the Company or such Subsidiary for more than six months and which has been or is to be sold or transferred by the Company or such Subsidiary to such lender or investor or to any person to whom funds have been or are to be advanced by such lender or investor on the security of such real property unless either (a) the Company or such Subsidiary could create Indebtedness secured by a lien consistent with the restrictions set forth in the foregoing paragraph on the real property to be leased in an amount equal to the Value of such transaction without equally and ratably securing the Senior Debt Securities or (b) the Company, within six months after the sale or transfer shall have been made, applies an amount equal to the greater of (i) the net proceeds of the sale of the real property leased pursuant to such arrangement or
(ii) the fair market value of the real property so leased to the retirement of Senior Debt Securities and other obligations of the Company ranking on a parity with the Senior Debt Securities.

RANKING OF SENIOR DEBT SECURITIES

     The Senior Debt Securities will rank pari passu in right of payment with all other unsecured indebtedness of the Company, except that the Senior Debt Securities will be senior in right of payment to any subordinated indebtedness which, by its terms, is subordinate to the Senior Debt Securities.

EVENTS OF DEFAULT AND NOTICE THEREOF

     The following are Events of Default under the Senior Debt Securities Indenture with respect to Senior Debt Securities of any series: (1) failure to pay interest on any Senior Debt Security of that series when due, continued for 30 days; (2) failure to pay the principal of (or premium, if any, on) any Senior Debt Security of that series when due and payable at Maturity, upon redemption or otherwise; (3) failure to observe or perform any other covenant, warranty or agreement contained in the Senior Debt Securities of that series or in the Senior Debt Securities Indenture (other than a covenant, agreement or warranty included in the Senior Debt Securities Indenture solely for the benefit of Senior Debt Securities other than that series), continued for a period of 60 days after notice has been given to the Company by the Trustee or Holders of at least 25% in aggregate principal amount of the Outstanding Senior Debt Securities of that series; (4) failure to pay at final maturity, or acceleration of, Indebtedness of the Company having an aggregate principal amount of more than 1% of the Company's consolidated total assets (determined as of its most recent fiscal year-end), unless cured within 10 days after notice has been given to the Company by the Trustee or Holders of at least 10% in aggregate principal amount of the Outstanding Senior Debt Securities of that series; (5) certain events of bankruptcy, insolvency or reorganization relating to the Company; and
(6) any other Event of Default with respect to Senior Debt Securities of that series specified in the Prospectus Supplement relating thereto or Supplemental Indenture under which such series of Senior Debt Securities is issued.

     The Senior Debt Securities Indenture provides that the Trustee shall, within 30 days after the occurrence of any Default or Event of Default with respect to Senior Debt Securities of any series, give the Holders of Senior Debt Securities of that series notice of all uncured Defaults or Events of Default known to it (the term "Default" includes any event which after notice or passage of time or both would be an Event of Default); provided, however, that, except in the case of an Event of Default or a Default in payment on any Senior Debt Securities of any series, the Trustee shall be protected in withholding such notice if and so long as the board of directors, the executive committee or directors or responsible officers of the Trustee in good faith determine that the withholding of such notice is in the interest of the Holders of Senior Debt Securities of that series.

     If an Event of Default with respect to Senior Debt Securities of any series (other than due to events of bankruptcy, insolvency or reorganization) occurs and is continuing, the Trustee or the Holders of at least 25% in aggregate principal amount of the Outstanding Senior Debt Securities of that series, by notice in writing to the Company (and to the Trustee if given by the Holders of at least 25% in aggregate principal amount of the Senior Debt Securities of that series), may declare the unpaid principal of and accrued interest to the date of acceleration on all the Outstanding Senior Debt Securities of that series to be due and payable immediately and, upon any such declaration, the Senior Debt Securities of that series shall become immediately due and payable.

     If an Event of Default occurs due to bankruptcy, insolvency or reorganization, all unpaid principal of and accrued interest on the Outstanding Senior Debt Securities of any series will become immediately due and payable without any declaration or other act on the part of the Trustee or any Holder of any Senior Debt Security of that series.

     Any such declaration with respect to Senior Debt Securities of any series may be annulled and past Events of Default and Defaults (except, unless theretofore cured, an Event of Default or a Default in payment of principal of or interest on the Senior Debt Securities of that series) may be waived by the Holders of a majority of the principal amount of the Outstanding Senior Debt Securities, upon the conditions provided in the Senior Debt Securities Indenture.

     The Senior Debt Securities Indenture provides that the Company shall periodically file statements with the Trustee regarding compliance by the Company with certain of the respective covenants thereof and shall specify any Event of Default or Defaults with respect to Senior Debt Securities of any series, in performing such covenants, of which the signers may have knowledge.

MODIFICATION OF SENIOR DEBT SECURITIES INDENTURE; WAIVER

     The Senior Debt Securities Indenture may be modified by the Company and the Trustee without the consent of any Holders with respect to certain matters, including (i) to cure any ambiguity, defect or inconsistency or to correct or supplement any provision which may be inconsistent with any other provision of the Senior Debt Securities Indenture and (ii) to make any change that does not materially adversely affect the interests of any Holder of Senior Debt Securities of any series. In addition, under the Senior Debt Securities Indenture, certain rights and obligations of the Company and the rights of Holders of the Senior Debt Securities may be modified by the Company and the Trustee with the written consent of the Holders of at least a majority in aggregate principal amount of the Outstanding Senior Debt Securities of each series affected thereby; but no extension of the maturity of any Senior Debt Securities of any series, reduction in the interest rate or extension of the time for payment of interest, change in the optional redemption or repurchase provisions in a manner adverse to any Holder of Senior Debt Securities of any series, other modification in the terms of payment of the principal of, or interest on, any Senior Debt Securities of any series, or reduction of the percentage required for modification, will be effective against any Holder of any Outstanding Senior Debt Security of any series affected thereby without the Holder's consent. The Senior Debt Securities Indenture does not limit the aggregate amount of Senior Debt Securities of the Company which may be issued thereunder.

     The Holders of a majority in aggregate principal amount of the Outstanding Senior Debt Securities of any series may on behalf of the Holders of all Senior Debt Securities of that series waive, insofar as that series is concerned, compliance by the Company with certain restrictive covenants of the Senior Debt Securities Indenture. The Holders of not less than a majority in aggregate principal amount of the Outstanding Senior Debt Securities of any series may on behalf of the Holders of all Senior Debt Securities of that series waive any past Event of Default or Default under the Senior Debt Securities Indenture with respect to that series, except an Event of Default or a Default in the payment of the principal of, or premium, if any, or any interest on any Senior Debt Security of that series or in respect of a provision which under the Senior Debt Securities Indenture cannot be modified or amended without the consent of the Holder of each Outstanding Senior Debt Security of that series affected.

DEFEASANCE

     The Company may terminate its substantive obligations in respect of Senior Debt Securities of any series (except for its obligations to pay the principal of (and premium, if any, on) and the interest on the Senior Debt Securities of that series) by (i) depositing with the Trustee, under the terms of an irrevocable trust agreement, money or U.S. Government Obligations sufficient to pay all remaining indebtedness on the Senior Debt Securities of that series,
(ii) delivering to the Trustee either an Opinion of Counsel or a ruling directed to the Trustee from the Internal Revenue Service to the effect that the Holders of the Senior Debt Securities of that series will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and termination of obligations, and (iii) complying with certain other requirements set forth in the Senior Debt Securities Indenture.

              PARTICULAR TERMS OF THE SUBORDINATED DEBT SECURITIES

     The following description of the Subordinated Debt Securities sets forth the general terms and provisions of the Subordinated Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Subordinated Debt Securities offered by any Prospectus Supplement and the extent, if any, to which such general provisions may apply will be described in the Prospectus Supplement relating to such Subordinated Debt Securities.

     For purposes of the description of the Subordinated Debt Securities, certain defined terms have the following meanings:

     "Senior Indebtedness" means the principal of and premium, if any, and interest on the following, whether outstanding on the date of execution of the Subordinated Debt Securities Indenture or thereafter incurred or created: (i) indebtedness of the Company for money borrowed by the Company (including purchase money obligations with an original maturity in excess of one year) or evidenced by debentures (other than the Subordinated Debt Securities), notes, bankers' acceptances or other corporate debt securities or similar instruments issued by the Company; (ii) obligations with respect to letters of credit; (iii) indebtedness of the Company constituting a guarantee of indebtedness of others of the type referred to in the preceding clauses (i) and (ii); or (iv) renewals, extensions or refundings of any of the indebtedness referred to in the preceding clauses (i), (ii) and (iii) unless, in the case of any particular indebtedness, renewal, extension or refunding, under the express provisions of the instrument creating or evidencing the same, or pursuant to which the same is outstanding, such indebtedness or such renewal, extension or refunding thereof is not superior in right of payment to the Subordinated Debt Securities.

     "Project Finance Indebtedness" means Indebtedness of a Subsidiary (other than a Utility and other than the Company) secured by a Lien on any property, acquired, constructed or improved by such Subsidiary after the date of execution of the Subordinated Debt Securities Indenture which Lien is created or assumed contemporaneously with, or within 120 days after, such acquisition or completion of such construction or improvement, or within six months thereafter pursuant to a firm commitment for financing arranged with a lender or investor within such 120-day period, to secure or provide for the payment of all or any part of the purchase price of such property or the cost of such construction or improvement or on any property existing at the time of acquisition thereof; provided that such a Lien shall not apply to any property theretofore owned by any such Subsidiary other than, in the case of any such construction or improvement, any theretofore unimproved real property on which the property so constructed or the improvement is located; and provided further that such Indebtedness, by its terms, shall limit the recourse of any holder of such Indebtedness (or trustee on such holder's behalf) in the event of any default in such Indebtedness to the assets subject to such Liens and the capital stock of, or the dividends received from, the Subsidiary issuing such Indebtedness. Notwithstanding the foregoing, Project Finance Indebtedness shall include all Indebtedness that would constitute Project Finance Indebtedness but for the fact that such Indebtedness was issued prior to the execution of the Subordinated Debt Securities Indenture and taking into account the fact that the property subject to the Lien may have been acquired prior to the execution of the Subordinated Debt Securities Indenture.

RESTRICTIONS

     The Subordinated Debt Securities Indenture provides that the Company shall not consolidate with, merge with or into any other corporation (whether or not the Company shall be the surviving corporation), or sell, assign, transfer or lease all or substantially all of its properties and assets as an entirety or substantially as an entirety to any Person or group of affiliated Persons, in one transaction or a series of related transactions, unless: (1) either the Company shall be the continuing Person or the Person (if other than the Company) formed by such consolidation or with which or into which the Company is merged or the Person (or group of affiliated Persons) to which all or substantially all the properties and assets of the Company are sold, assigned, transferred or leased is a corporation (or constitute corporations) organized under the laws of the United States or any State thereof or the District of Columbia and expressly assumes, by indentures supplemental to the Subordinated Debt Securities Indenture executed and delivered to the Trustee in form satisfactory to the

Trustee, all the obligations of the Company under the Subordinated Debt Securities and the Subordinated Debt Securities Indenture; (2) immediately before and after giving effect to such transaction or series of related transactions or series of transactions, no Event of Default, and no Default, with respect to the Subordinated Debt Securities shall have occurred and be continuing; and (3) the Company shall have delivered to the Trustee an Officer's Certificate and an Opinion of Counsel, each stating that such consolidation, merger or sale, assignment, transfer or lease and such supplemental indentures comply with the Subordinated Debt Securities Indenture.

     The Subordinated Debt Securities Indenture also provides that the Company will not, nor will it permit any Significant Subsidiary to, create, incur, or suffer to exist any Lien in, of or on the property of the Company or any of its Subsidiaries, except: (i) Liens for taxes, assessments or governmental charges or levies on its property if the same shall not at the time be delinquent or thereafter can be paid without penalty, or are being contested in good faith and by appropriate proceedings and for which adequate reserves in accordance with generally accepted principles of accounting shall have been set aside on its books; (ii) Liens imposed by law, such as carriers', warehousemen's and mechanics' liens and other similar Liens arising in the ordinary course of business which secure payment of obligations not more than 60 days past due or which are being contested in good faith by appropriate proceedings and for which adequate reserves shall have been set aside on its books; (iii) Liens arising out of pledges or deposits under worker's compensation laws, unemployment insurance, old age pensions, or other social security or retirement benefits, or similar legislation; (iv) utility easements, building restrictions and such other encumbrances or charges against real property as are of a nature generally existing with respect to properties of a similar character and which do not in any material way affect the marketability of the same or interfere with the use thereof in the business of the Company or its Subsidiaries; (v) Liens on the capital stock, partnership interest, or other evidence of ownership of any Subsidiary or such Subsidiary's assets that secure Project Financing for such Subsidiary; (vi) Liens arising in connection with first mortgage bonds issued by any Significant Subsidiary pursuant to any first mortgage indenture in effect as of the date of the Subordinated Debt Securities Indenture, as such indenture may be supplemented from time to time; (vii) purchase money liens upon or in property now owned or hereafter acquired in the ordinary course of business (consistent with the Company's business practices) to secure (A) the purchase price of such property or (B) Indebtedness incurred solely for the purpose of financing the acquisition, construction, or improvement of any such property to be subject to such liens, or Liens existing on any such property at the time of acquisition, or extensions, renewals, or replacements of any of the foregoing for the same or a lesser amount; provided that no such lien shall extend to or cover any property other than the property being acquired, constructed, or improved and replacements, modifications, and proceeds of such property, and no such extension, renewal, or replacement shall extend to or cover any property not theretofore subject to the Lien being extended, renewed, or replaced; (viii) Liens existing on the date Subordinated Debt Securities are first issued; and
(ix) Liens for no more than 90 days arising from a transaction involving accounts receivable of the Company (including the sale of such accounts receivable), where such accounts receivable arose in the ordinary course of the Company's business.

     The Subordinated Debt Securities Indenture provides that the Company will not, nor will it permit any Subsidiary to, enter into any arrangement with any lender or investor (other than the Company or a Subsidiary), or to which such lender or investor (other than the Company or a Subsidiary) is a party, providing for the leasing by the Company or such Subsidiary for a period, including renewals, in excess of three years of any real property located within the United States which has been owned by the Company or such Subsidiary for more than six months and which has been or is to be sold or transferred by the Company or such Subsidiary to such lender or investor or to any person to whom funds have been or are to be advanced by such lender or investor on the security of such real property unless either (a) the Company or such Subsidiary could create Indebtedness secured by a lien consistent with the restrictions set forth in the foregoing paragraph on the real property to be leased in an amount equal to the Value of such transaction without equally and ratably securing the Subordinated Debt Securities or (b) the Company, within six months after the sale or transfer shall have been made, applies an amount equal to the greater of
(i) the net proceeds of the sale of the real property leased pursuant to such arrangement or (ii) the fair market value of the real property so leased to the retirement of Subordinated Debt Securities and other obligations of the Company ranking senior to or on a parity with the Subordinated Debt Securities.

EVENTS OF DEFAULT AND NOTICE THEREOF

     The following are Events of Default under the Subordinated Debt Securities Indenture with respect to the Subordinated Debt Securities of any series: (1) failure to pay interest on any Subordinated Debt Securities of that series when due, continued for 30 days; however, if the Company is permitted by the terms of the Subordinated Debt Securities of the applicable series to defer the payment in question, the date on which such payment is due and payable shall be the date on which the Company is required to make payment following such deferral, if such deferral has been elected pursuant to the terms of the Subordinated Debt Securities; (2) failure to pay the principal of (or premium, if any, on) any Subordinated Debt Securities of that series when due and payable at Maturity, upon redemption or otherwise; however, if the Company is permitted by the terms of the Subordinated Debt Securities, of the applicable series to defer the payment in question, the date on which such payment is due and payable shall be the date on which the Company is required to make payment following such deferral, if such deferral has been elected pursuant to the terms of the Subordinated Debt Securities; (3) failure to observe or perform any other covenant, warranty or agreement contained in the Subordinated Debt Securities of that series or in the Subordinated Debt Securities Indenture (other than a covenant, agreement or warranty included in the Subordinated Debt Securities Indenture solely for the benefit of Subordinated Debt Securities of a series other than that series), continued for a period of 60 days after notice has been given to the Company by the applicable Trustee or Holders of at least 25% in aggregate principal amount of the Outstanding Subordinated Debt Securities of that series; (4) failure to pay at final maturity, or acceleration of, Indebtedness of the Company, (but excluding Project Finance Indebtedness and certain other gas and oil reserve-based financing with limited recourse to MCN as described below), having an aggregate principal amount of more than 1% of the Company's consolidated total assets (determined as of its most recent fiscal year-end), unless cured within 10 days after notice has been given to the Company by the Trustee or Holders of at least 10% in aggregate principal amount of the Outstanding Subordinated Debt Securities of that series; (5) certain events of bankruptcy, insolvency or reorganization relating to the Company; and
(6) any other Event of Default with respect to Subordinated Debt Securities of that series specified in the Prospectus Supplement relating thereto; as noted in
(4) above, it will not be an Event of Default under the Subordinated Debt Securities Indenture if a default occurs in certain gas and oil reserve-based financing of MCNIC Oil & Gas Company (formerly known as Supply Development Group, Inc. and a Subsidiary of the Company) or its Subsidiaries if the obligations of MCN and its Subsidiaries with respect to such Indebtedness (other than MCNIC Oil & Gas Company and its Subsidiaries) are limited to (i) payments with respect to Section 29 tax credits, (ii) payments with respect to certain material contracts of the borrower (generally limited to gas and oil supply contracts and gas and oil hedging contracts) and (iii) certain environmental obligations of the borrowers. As of December 31, 1996, $100,000,000 of such gas and oil reserve-based Indebtedness was outstanding. From time to time, MCN or its Subsidiaries may establish additional similar reserve-based credit facilities with respect to which a default would not result in an Event of Default under the Subordinated Debt Securities Indenture.

     The Subordinated Debt Securities Indenture provides that the Trustee shall, within 30 days after the occurrence of any Default or Event of Default with respect to Subordinated Debt Securities of any series, give the Holders of Subordinated Debt Securities of that series notice of all uncured Defaults or Events of Default known to it (the term "Default" includes any event which after notice or passage of time or both would be an Event of Default); provided, however, that, except in the case of an Event of Default or a Default in payment on any Subordinated Debt Securities of any series, the Trustee shall be protected in withholding such notice if and so long as the board of directors, the executive committee or directors or responsible officers of the Trustee in good faith determine that the withholding of such notice is in the interest of the Holders of Subordinated Debt Securities of that series.

     If an Event of Default with respect to Subordinated Debt Securities of any series (other than due to events of bankruptcy, insolvency or reorganization) occurs and is continuing, the Trustee or the Holders of at least 25% in aggregate principal amount of the Outstanding Subordinated Debt Securities of that series, by notice in writing to the Company (and to the Trustee if given by the Holders of at least 25% in aggregate principal amount of the Subordinated Debt Securities of that series), may declare the unpaid principal of and accrued interest to the date of acceleration on all the Outstanding Subordinated Debt Securities of that series to be due and payable immediately and, upon any such declaration, the Subordinated Debt Securities of that series shall become immediately due and payable.

     In addition, in the case of a Junior Subordinated Debenture issued to an MCN Trust, if an Event of Default has occurred and is continuing and such event is attributable to the failure of the Company to pay interest or principal, then a holder of Preferred Securities of such MCN Trust may directly institute a proceeding against the Company for payment.

     If an Event of Default occurs due to bankruptcy, insolvency or reorganization, all unpaid principal of and accrued interest on the Outstanding Subordinated Debt Securities of any series will become immediately due and payable without any declaration or other act on the part of the Trustee or any Holder of any Subordinated Debt Security of that series.

     Any such declaration with respect to Subordinated Debt Securities of any series may be annulled and past Events of Default and Defaults (except, unless theretofore cured, an Event of Default or a Default in payment of principal of or interest on the Subordinated Debt Securities of that series) may be waived by the Holders of a majority of the principal amount of the Outstanding Subordinated Debt Securities of that series, upon the conditions provided in the Subordinated Debt Securities Indenture.

     The Subordinated Debt Securities Indenture provides that the Company shall periodically file statements with the Trustees regarding compliance by the Company with certain of the respective covenants thereof and shall specify any Event of Default or Defaults with respect to Subordinated Debt Securities of any series, in performing such covenants, of which the signers may have knowledge.

MODIFICATION OF SUBORDINATED DEBT SECURITIES INDENTURE; WAIVER

     The Subordinated Debt Securities Indenture may be modified by the Company and the Trustee without the consent of any Holders with respect to certain matters, including (i) to cure any ambiguity, defect or inconsistency or to correct or supplement any provision which may be inconsistent with any other provision of the Subordinated Debt Securities Indenture and (ii) to make any change that does not materially adversely affect the interests of any Holder of Subordinated Debt Securities of any series. In addition, under the Subordinated Debt Securities Indenture, certain rights and obligations of the Company and the rights of Holders of the Subordinated Debt Securities may be modified by the Company and the Trustee with the written consent of the Holders of at least a majority in aggregate principal amount of the Outstanding Subordinated Debt Securities of each series affected thereby; but no extension of the maturity of any Subordinated Debt Securities of any series, reduction in the interest rate or extension of the time for payment of interest, change in the optional redemption or repurchase provisions in a manner adverse to any Holder of Subordinated Debt Securities of any series, other modification in the terms of payment of the principal of, or interest on, any Subordinated Debt Securities of any series, or reduction of the percentage required for modification, will be effective against any Holder of any Outstanding Subordinated Debt Security of any series affected thereby without the Holder's consent. The Subordinated Debt Securities Indenture does not limit the aggregate amount of Subordinated Debt Securities of the Company which may be issued thereunder.

     The Holders of a majority in aggregate principal amount of the Outstanding Subordinated Debt Securities of any series may on behalf of the Holders of all Subordinated Debt Securities of that series waive, insofar as that series is concerned, compliance by the Company with certain restrictive covenants of the Subordinated Debt Securities Indenture. The Holders of not less than a majority in aggregate principal amount of the Outstanding Subordinated Debt Securities of any series may on behalf of the Holders of all Subordinated Debt Securities of that series waive any past Event of Default or Default under the Subordinated Debt Securities Indenture with respect to that series, except an Event of Default or a Default in the payment of the principal of, or premium, if any, or any interest on any Subordinated Debt Security of that series or in respect of a provision which under the Subordinated Debt Securities Indenture cannot be modified or amended without the consent of the Holder of each Outstanding Subordinated Debt Security of that series affected.

DEFEASANCE

     The Company may terminate its substantive obligations in respect of Subordinated Debt Securities of any series (except for its obligations to pay the principal of (and premium, if any, on) and the interest on the Subordinated Debt Securities of that series) by (i) depositing with the Trustee, under the terms of an irrevocable trust agreement, money or U.S. Government Obligations sufficient to pay all remaining indebtedness on the Subordinated Debt Securities of that series, (ii) delivering to the Trustee either an Opinion of Counsel or a ruling directed to the Trustee from the Internal Revenue Service to the effect that the Holders of the Subordinated Debt Securities of that series will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and termination of obligations, and (iii) complying with certain other requirements set forth in the Subordinated Debt Securities Indenture.

SUBORDINATION

     The payment of the principal of, premium, if any, and interest on the Subordinated Debt Securities will be subordinated in right of payment to the prior payment in full of all Senior Indebtedness of the Company and pari passu with MCN trade creditors. No payment on account of principal of, premium, if any, or interest on the Subordinated Debt Securities and no acquisition of, or payment on account of any sinking fund for, the Subordinated Debt Securities may be made unless full payment of amounts then due for principal, premium, if any, and interest then due on all Senior Indebtedness by reason of the maturity thereof (by lapse of time, acceleration or otherwise) has been made or duly provided for in cash or in a manner satisfactory to the Holders of such Senior Indebtedness. In addition, the Subordinated Debt Securities Indenture provides that if a default has occurred giving the holders of such Senior Indebtedness the right to accelerate the maturity thereof, or an event has occurred which, with the giving of notice, or lapse of time, or both, would constitute such an event of default, then unless and until such event shall have been cured or waived or shall have ceased to exist, no payment on account of principal, premium, if any, or interest on the Subordinated Debt Securities and no acquisition of, or payment on account of a sinking fund for, the Subordinated Debt Securities may be made. The Company shall give prompt written notice to the Trustee of any default under any Senior Indebtedness or under any agreement pursuant to which Senior Indebtedness may have been issued. The Subordinated Debt Securities Indenture provisions described in this paragraph, however, do not prevent the Company from making a sinking fund payment with Subordinated Debt Securities acquired prior to the maturity of Senior Indebtedness or, in the case of default, prior to such default and notice thereof. Upon any distribution of its assets in connection with any dissolution, liquidation or reorganization of the Company, all Senior Indebtedness must be paid in full before the Holders of the Subordinated Debt Securities are entitled to any payments whatsoever. As a result of these subordinated provisions, in the event of the Company's insolvency, holders of the Subordinated Debt Securities may recover ratably less than senior creditors of the Company.

                        DESCRIPTION OF MCN CAPITAL STOCK

     The following is a brief description of certain provisions relating to MCN capital stock:

     MCN has authority to issue up to 125,000,000 shares of capital stock, which are divided into two classes as follows: 25,000,000 shares of MCN Preferred Stock, no par value ("MCN Preferred Stock") and 100,000,000 shares of MCN Common Stock, par value $.01 per share. On February 28, 1997, there were no shares of MCN Preferred Stock outstanding and 67,453,128 shares of MCN Common Stock outstanding.

MCN COMMON STOCK

     Voting Rights: The holders of MCN Common Stock are entitled to one vote for each share on all matters voted upon by MCN's shareholders and, subject to any voting rights of outstanding MCN Preferred Stock, the holders of such shares possess all voting power.

     Any action required or permitted to be taken by any shareholder of MCN must be effected at a duly called annual or special meeting of such shareholders and may not be effected by any consent in writing by such shareholders. Except as otherwise permitted by law, special shareholder meetings of MCN may be called only pursuant to a resolution approved by the Board.

     The holders of MCN Common Stock have noncumulative voting rights, which means that the holders of more than 50% of the shares of MCN Common Stock voting for the election of directors can elect 100% of the directors standing for election at any meeting if they choose to do so and, in such event, the holders of the remaining shares voting for the election of directors would not be able to elect any person or persons to the Board at that meeting.

     Dividend Rights: The holders of MCN Common Stock are entitled to such dividends as may be declared from time to time by the Board from funds legally available therefore subject to: (1) preferential dividend rights, if any, of any series of MCN Preferred Stock then outstanding; and (2) applicable requirements, if any, with respect to the setting aside of sums for purchase, retirement or sinking funds for MCN Preferred Stock.

     Liquidation Rights: In the event of liquidation, the holders of MCN Common Stock will be entitled to receive pro rata any assets distributable to shareholders in respect of shares held by them, subject to the rights of any holders of MCN Preferred Stock.

     No Preemptive Rights: No holder of MCN Common Stock has any right to subscribe to any additional securities which may be issued by MCN.

     Redemption and Conversion Provisions: MCN Common Stock does not have any redemption provisions or conversion rights.

     Preferred Share Purchase Rights: MCN Common Stock currently trades with Preferred Share Purchase Rights. The Rights, which cannot be traded separately from MCN Common Stock, are intended to protect shareholders in the event of an unsolicited attempt to acquire MCN and become exercisable upon the occurrence of certain triggering events. Triggering events include acquisition by a person or group of beneficial ownership of 20% or more of MCN's Common Stock. The Rights could also have the effect of delaying, deferring or preventing a takeover or change in control of MCN that has not been approved by the Board of Directors.

     Transfer Agent: The transfer agent and registrar for MCN Common Stock is First Chicago Trust Company of New York, 525 Washington Boulevard, Jersey City, New Jersey 07310.

PRICE RANGE OF MCN COMMON STOCK AND COMMON STOCK DIVIDENDS

     MCN Common Stock began trading on the NYSE on January 4, 1989, following the effective date of the restructuring of MichCon and subsequent formation of MCN as its holding company. The high and low sales prices of the Common Stock of MCN, as reported on the NYSE Composite Tape, and the dividends declared on the Common Stock, have been as follows:

                                                                      CASH
                                                                   DIVIDENDS
                                                  HIGH    LOW    PAID PER SHARE
                                                  ----    ---    --------------
1995
  First Quarter.................................  18 5/8  16 3/8     .2225
  Second Quarter................................  19 7/8  18         .2225
  Third Quarter.................................  20      17 7/8     .2225
  Fourth Quarter................................  23 1/2  19 3/8     .2325

1996
  First Quarter.................................  25 1/2  21 5/8     .2325
  Second Quarter................................  25 5/8  22 3/4     .2325
  Third Quarter.................................  27 5/8  22 3/4     .2325
  Fourth Quarter................................  30 1/2  26 5/8     .2425

1997
  First Quarter (through March 5, 1997).........  32 5/8  28 1/2     .2425

     The closing price of MCN Common Stock on March 5, 1997 was $29 7/8 per share. The book value of the Company's Common Stock on December 31, 1996 was $11.66 per share.

     The timing and amount of future cash dividends will depend on the financial condition of MCN, the income from its subsidiaries, internal cash requirements and other factors deemed relevant by MCN's Board of Directors.

     MCN sponsors a dividend reinvestment and stock purchase plan under which holders of record of MCN Common Stock may purchase a limited amount of MCN Common Stock without paying brokerage fees and other expenses. Under this plan, the MCN Common Stock may be purchased in the open market at prevailing prices or purchased from MCN at the average of the high and low sales prices on the NYSE for the trading day immediately preceding the purchase.

MCN PREFERRED STOCK

     The Board of Directors of MCN is authorized, without further action by the shareholders of MCN, to issue up to 25,000,000 shares of MCN Preferred Stock, without par value, in one or more series, from time to time, with such voting powers, full or limited, or without voting powers, and with such designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, as may be provided in a resolution or resolutions adopted by the Board of Directors. The authority of the Board of Directors includes, but is not limited to, the determination or fixing of the following with respect to shares of such class or any series thereof: (i) the number of shares and designation; (ii) the dividend rate and whether the dividends are to be cumulative; (iii) whether shares are to be redeemable and, if so, the terms and provisions applying; (iv) whether the shares are subject to a purchase, retirement or sinking fund and, if so, the terms and provisions applying; (v) whether shares shall be convertible and, if so, the terms and provisions applying; (vi) what voting rights are to apply, if any, not to exceed one vote per share; (vii) the rights to which the holders of shares are entitled upon voluntary or involuntary liquidation or dissolution; and (viii) what restrictions are to apply, if any, on the issue or reissue of any additional MCN Preferred Stock. If MCN Preferred Stock of a class were to be issued, it would be preferred to the MCN Common Stock with respect to dividends and other matters and might have the effect of making more difficult any change in control of MCN.

     Management cannot currently foresee whether or when MCN might issue any shares of MCN Preferred Stock.

OTHER PROVISIONS

     The Articles of Incorporation of MCN provide for a classified Board of Directors; the removal of directors by a two-thirds vote of shareholders (but only for cause) or by vote of two-thirds of the other directors (with or without cause); procedures for nomination by shareholders of candidates for election as a director; director consideration of other constituencies when evaluating a business combination; the prohibition of shareholder action by written consent; supermajority (two-thirds) shareholder vote to amend or repeal the foregoing provisions; and limitations on the personal liability of directors. These provisions are generally intended to enhance the likelihood of continuity and stability in the composition of the Board of Directors and ensure the careful consideration of proposed business combinations and any appropriate alternatives for MCN's stockholders. Such provisions may have the effect of making more difficult or discouraging a proxy contest, or delaying, deferring or preventing a future takeover or change in control of MCN.

               DESCRIPTION OF THE MCN TRUST PREFERRED SECURITIES

     Each MCN Trust may issue, from time to time, only one series of Preferred Securities having terms described in the Prospectus Supplement relating thereto. The Declaration of each MCN Trust authorizes the Regular Trustees of such MCN Trust to issue on behalf of such MCN Trust one series of Preferred Securities. The Declaration will be qualified as an indenture under the Trust Indenture Act. The Institutional Trustee, Wilmington Trust Company, an independent trustee, will act as indenture trustee for the Preferred Securities, to be issued by each MCN Trust, for the purposes of compliance with the provisions of the Trust Indenture Act. The Preferred Securities will have such terms, including distributions, redemption, voting, liquidation rights and such other preferred, deferred or other special rights or such restrictions as shall be set forth in the Declaration or made part of the Declaration by the Trust Indenture Act, and which will mirror the terms of the Subordinated Debt Securities held by the MCN Trust and as described in the Prospectus Supplement related thereto. Reference is made to the Prospectus Supplement relating to the Preferred Securities of the Company for specific terms, including (i) the distinctive designation of such Preferred Securities; (ii) the number of Preferred Securities issued by such MCN Trust; (iii) the annual distribution rate (or method of determining such rate) for Preferred Securities issued by such MCN Trust and the date or dates upon which such distributions shall be payable; provided, however, that distributions on such Preferred Securities shall be payable on a periodic basis to holders of such Preferred Securities as of a record date in each period during which such Preferred Securities are outstanding; (iv) whether distributions on Preferred Securities issued by such MCN Trust shall be cumulative, and, in the case of Preferred Securities having such cumulative distribution rights, the date or dates or method of determining the date or dates from which distributions on Preferred Securities issued by such MCN Trust shall be cumulative; (v) the amount or amounts which shall be paid out of the assets of such MCN Trust to the holders of Preferred Securities of such MCN Trust upon voluntary or involuntary dissolution, winding-up or termination of such MCN Trust; (vi) the obligation, if any, of such MCN Trust to purchase or redeem Preferred Securities issued by such MCN Trust and the price or prices at which, the period or periods within which, and the terms and conditions upon which, Preferred Securities issued by such MCN Trust shall be purchased or redeemed, in whole or in part, pursuant to such obligation (with such redemption price to be determined through negotiations among the Company and the Underwriters based on, among other factors, redemption prices of securities similar to the Preferred Securities and market conditions generally);
(vii) the voting rights, if any, of Preferred Securities issued by such MCN Trust in addition to those required by law, including the number of votes per Preferred Security and any requirement for the approval by the holders of Preferred Securities, or of Preferred Securities issued by one or more MCN Trusts, or of both, as a condition to specified action or amendments to the Declaration of such MCN Trust; (viii) the terms and conditions, if any, upon which the Subordinated Debt Securities may be distributed to holders of Preferred Securities; (ix) if applicable, any securities exchange upon which the Preferred Securities shall be listed; and (x) any other relevant rights, preferences, privileges, limitations or restrictions of Preferred Securities issued by such MCN Trust not inconsistent with the Declaration of such MCN Trust or with applicable law. All Preferred Securities offered hereby will be guaranteed by the Company to the extent set forth below under "Description of the Preferred Securities Guarantees." The Preferred Securities Guarantee of MCN, when taken together with MCN's obligations under the Subordinated Debt Securities and the relevant Supplemental Indenture, and its obligations under each Declaration, including obligations to pay costs, expenses, debts and liabilities of the MCN Trust (other than with respect to the Trust Securities), would provide a full and unconditional guarantee of amounts due on Preferred Securities issued by each of MCN Financing II, MCN Financing III and MCN Financing IV. Certain United States federal income tax considerations applicable to any offering of Preferred Securities will be described in the Prospectus Supplement relating thereto.

     In connection with the issuance of Preferred Securities, each MCN Trust will issue one series of Common Securities. The Declaration of each MCN Trust authorizes the Regular Trustees of such trust to issue on behalf of such MCN Trust one series of Common Securities having such terms including distributions, redemption, voting, liquidation rights or such restrictions as shall be set forth therein. The terms of the Common Securities issued by an MCN Trust will be substantially identical to the terms of the Preferred Securities issued by such trust and the Common Securities will rank pari passu, and payments will be made thereon pro rata, with the Preferred Securities except that, upon an event of default under the Declaration, the rights of the holders of the Common Securities to payment in respect of distributions and payments upon liquidation, redemption and otherwise will be subordinated to the rights of the holders of the Preferred Securities. Except in certain limited circumstances, the Common Securities will also carry the right to vote to appoint, remove or replace any of the MCN Trustees of an MCN Trust. All of the Common Securities of each MCN Trust will be directly or indirectly owned by the Company.

ENFORCEMENT OF CERTAIN RIGHTS BY HOLDERS OF TRUST PREFERRED SECURITIES

     If an Event of Default under the Declaration of an MCN Trust occurs and is continuing, then the holders of Preferred Securities of such MCN Trust would rely on the enforcement by the Institutional Trustee of its rights as a holder of the applicable series of Subordinated Debt Securities against the Company. In addition, the holders of a majority in liquidation amount of the Preferred Securities of such an MCN Trust will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Institutional Trustee or to direct the exercise of any trust or power conferred upon the Institutional Trustee under the applicable Declaration, including the right to direct the Institutional Trustee to exercise the remedies available to it as a holder of the Subordinated Debt Securities. If the Institutional Trustee fails to enforce its rights under the applicable series of Subordinated Debt Securities, a holder of Preferred Securities of such MCN Trust may institute a legal proceeding directly against the Company to enforce the Institutional Trustee's rights under the applicable series of Subordinated Debt Securities without first instituting any legal proceeding against the Institutional Trustee or any other person or entity. Notwithstanding the foregoing, if an Event of Default under the applicable Declaration has occurred and is continuing and such event is attributable to the failure of the Company to pay interest or principal on the applicable series of Subordinated Debt Securities on the date such interest or principal is otherwise payable (or in the case of redemption, on the redemption date), then a holder of Preferred Securities of such MCN Trust may directly institute a proceeding for enforcement of payment to such holder of the principal of or interest on the applicable series of Subordinated Debt Securities having a principal amount equal to the aggregate liquidation amount of the Preferred Securities of such holder (a "Direct Action") on or after the respective due date specified in the applicable series of Subordinated Debt Securities. In connection with such Direct Action, the Company will be subrogated to the rights of such holder of Preferred Securities under the applicable Declaration to the extent of any payment made by the Company to such holder of Preferred Securities in such Direct Action.

PROPOSED TAX LEGISLATION

     On February 6, 1997, as part of the fiscal budget submitted to Congress, the Clinton Administration proposed certain changes to federal income tax law that would, among other things, deny corporate issuers a deduction for interest in respect of certain debt obligations issued on or after the date of first Congressional committee action. The proposed legislation, if enacted in its current form, would not apply to the Subordinated Debt Securities if they have been issued prior to the date of first Congressional committee action. There can be no assurance, however, that legislation enacted after the date hereof will not adversely affect the ability of MCN to deduct the interest payable on the Subordinated Debt Securities. Accordingly, there can be no assurance that a Tax Event will not occur. See "Description of the Preferred Securities -- Special Event Redemption or Distribution" in the Prospectus Supplement relating thereto.

               DESCRIPTION OF THE PREFERRED SECURITIES GUARANTEES

     Set forth below is a summary of information concerning the Preferred Securities Guarantees which will be executed and delivered by MCN for the benefit of the holders from time to time of Preferred Securities. Each Preferred Securities Guarantee will be qualified as an indenture under the Trust Indenture Act. Wilmington Trust Company, an independent trustee, will act as indenture trustee under each Preferred Securities Guarantee (the "Preferred Guarantee Trustee") for the purposes of compliance with the provisions of the Trust Indenture Act. The terms of each Preferred Securities Guarantee will be those set forth in such Preferred Securities Guarantee and those made part of such Preferred Securities Guarantee by the Trust Indenture Act. The following summary does not purport to be complete and is subject in all respects to the provisions of, and is qualified in its entirety by reference to, the form of Preferred Securities Guarantee, which is filed as an exhibit to the Registration Statement of which this Prospectus forms a part, and the Trust Indenture Act. Each Preferred Securities Guarantee will be held by the Preferred Guarantee Trustee for the benefit of the holders of the Preferred Securities of the applicable MCN Trust.

GENERAL

     Pursuant to each Preferred Securities Guarantee, the Company will irrevocably and unconditionally agree, to the extent set forth therein, to pay in full, to the holders of the Preferred Securities issued by an MCN Trust, the Guarantee Payments (as defined herein) (except to the extent paid by such MCN Trust), as and when due, regardless of any defense, right of set-off or counterclaim which such MCN Trust may have or assert. The following payments or distributions with respect to Preferred Securities issued by an MCN Trust to the extent not paid by such MCN Trust (the "Guarantee Payments"), will be subject to the Preferred Securities Guarantee thereon (without duplication): (i) any accrued and unpaid distributions which are required to be paid on such Preferred Securities, to the extent such MCN Trust shall have funds available therefore;
(ii) the redemption price (the "Redemption Price") and all accrued and unpaid distributions to the date of redemption to the extent such MCN Trust has funds available therefore with respect to any Preferred Securities called for redemption by such MCN Trust and (iii) upon a voluntary or involuntary dissolution, winding-up or termination of such MCN Trust (other than in connection with the distribution of Subordinated Debt Securities to the holders of Preferred Securities or the redemption of all of the Preferred Securities), the lesser of (a) the aggregate of the liquidation amount and all accrued and unpaid distributions on such Preferred Securities to the date of payment, to the extent such MCN Trust has funds available therefore and (b) the amount of assets of such MCN Trust remaining available for distribution to holders of such Preferred Securities in liquidation of such MCN Trust. The Company's obligation to make a Guarantee Payment may be satisfied by direct payment of the required amounts by the Company to the holders of Preferred Securities or by causing the applicable MCN Trust to pay such amounts to such holders.

     Each Preferred Securities Guarantee will be a guarantee with respect to the Preferred Securities issued by the applicable MCN Trust, but will not apply to any payment of distributions except to the extent such MCN Trust shall have funds available therefore. If the Company does not make interest payments on the Subordinated Debt Securities purchased by an MCN Trust, such MCN Trust will not pay distributions on the Preferred Securities issued by such MCN Trust and will not have funds available therefore. See "Description of the MCN Debt
Securities -- Particular Terms of the Subordinated Debt Securities." The Preferred Securities Guarantee, when taken together with MCN's obligations under the Subordinated Debt Securities, the Subordinated Debt Securities Indenture, and the Declaration will provide a full and unconditional guarantee on a subordinated basis by the Company of payments due on the Preferred Securities.

     The Company has also agreed separately to irrevocably and unconditionally guarantee the obligations of the MCN Trusts with respect to the Common Securities (the "Common Securities Guarantees") to the same extent as the Preferred Securities Guarantee, except that upon an event of default under the Subordinated Debt Securities Indenture, holders of Preferred Securities shall have priority over holders of Common Securities with respect to distributions and payments on liquidation, redemption or otherwise.

CERTAIN COVENANTS OF THE COMPANY

     In each Preferred Securities Guarantee, the Company will covenant that, so long as any Preferred Securities issued by the applicable MCN Trust remain outstanding, if there shall have occurred any event that would constitute an event of default under such Preferred Securities Guarantee or the Declaration of such MCN Trust, then (a) the Company shall not declare or pay any dividend on, make any distributions with respect to, or redeem, purchase, acquire or make liquidation payment with respect to, any of its capital stock (other than (i) purchases or acquisitions of shares of MCN Common Stock in connection with the satisfaction by MCN of its obligations under any employee benefit plans or the satisfaction by MCN of its obligations pursuant to any contract or security outstanding on the date of such event requiring MCN to purchase shares of MCN Common Stock, (ii) as a result of a reclassification of MCN capital stock or the exchange or conversion of one class or series of MCN's capital stock for another class or series of MCN capital stock or, (iii) the purchase of fractional interests in shares of MCN's capital stock pursuant to the conversion or exchange provisions of such MCN capital stock or the security being converted or exchanged), (b) the Company shall not make any payment of interest, principal or premium, if any, on or repay, repurchase or redeem any debt securities (including guarantees) issued by the Company which rank pari passu with or junior to such Subordinated Debt Securities and (c) the Company shall not make any guarantee payments with respect to the foregoing (other than pursuant to a Preferred Securities Guarantee).

MODIFICATION OF THE PREFERRED SECURITIES GUARANTEES; ASSIGNMENT

     Except with respect to any changes which do not adversely affect the rights of holders of Preferred Securities (in which case no vote will be required), each Preferred Securities Guarantee may be amended only with the prior approval of the holders of not less than a majority in liquidation amount of the outstanding Preferred Securities issued by the applicable MCN Trust. The manner of obtaining any such approval of holders of such Preferred Securities will be as set forth in an accompanying Prospectus Supplement. All guarantees and agreements contained in a Preferred Securities Guarantee shall bind the successors, assigns, receivers, trustees and representatives of the Company and shall inure to the benefit of the holders of the Preferred Securities of the applicable MCN Trust then outstanding.

TERMINATION

     Each Preferred Securities Guarantee will terminate as to the Preferred Securities issued by the applicable MCN Trust (a) upon full payment of the Redemption Price of all Preferred Securities of such MCN Trust, (b) upon distribution of the Subordinated Debt Securities held by such MCN Trust to the holders of the Preferred Securities of such MCN Trust or (c) upon full payment of the amounts payable in accordance with the Declaration of such MCN Trust upon liquidation of such MCN Trust. Each Preferred Securities Guarantee will continue to be effective or will be reinstated, as the case may be, if at any time any holder of Preferred Securities issued by the applicable MCN Trust must restore payment of any sums paid under such Preferred Securities or such Preferred Securities Guarantee.

EVENTS OF DEFAULT

     An event of default under a Preferred Securities Guarantee will occur upon the failure of the Company to perform any of its payment or other obligations thereunder.

     The holders of a majority in liquidation amount of the Preferred Securities to which such Preferred Securities Guarantee relates have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Preferred Guarantee Trustee in respect of the Preferred Securities Guarantee or to direct the exercise of any trust or power conferred upon the Preferred Guarantee Trustee under such Preferred Securities Guarantee. If the Preferred Guarantee Trustee fails to enforce such Preferred Securities Guarantee, any holder of Preferred Securities to which such Preferred Securities Guarantee relates may institute a legal proceeding directly against the Company to enforce such holder's rights under such Preferred Securities Guarantee, without first instituting a legal proceeding against the relevant MCN Trust, the Preferred Guarantee Trustee or any other person or entity. Notwithstanding the foregoing, if the Company has failed to make a guarantee payment, a holder of Preferred Securities may directly institute a proceeding against the Company for enforcement of the Preferred Securities Guarantee for such payment. The Company waives any right or remedy to require that any action be brought first against such MCN Trust or any other person or entity before proceeding directly against the Company.

STATUS OF THE PREFERRED SECURITIES GUARANTEES

     The Preferred Securities Guarantees will constitute unsecured obligations of the Company and will rank (i) subordinate and junior in right of payment to all other liabilities of the Company, (ii) pari passu with the most senior preferred or preference stock now or hereafter issued by the Company and with any guarantee now or hereafter entered into by MCN in respect of any preferred or preference stock of any affiliate of the Company; and (iii) senior to the Company's common stock. The terms of the Preferred Securities provide that each holder of Preferred Securities issued by the applicable MCN Trust by acceptance thereof agrees to the subordination provisions and other terms of the Preferred Securities Guarantee relating thereto.

     The Preferred Securities Guarantees will constitute a guarantee of payment and not of collection (that is, the guaranteed party may institute a legal proceeding directly against the guarantor to enforce its rights under the guarantee without instituting a legal proceeding against any other person or entity).

INFORMATION CONCERNING THE PREFERRED GUARANTEE TRUSTEE

     The Preferred Guarantee Trustee, prior to the occurrence of a default with respect to a Preferred Securities Guarantee, undertakes to perform only such duties as are specifically set forth in such Preferred Securities Guarantee and, after default, shall exercise the same degree of care as a prudent individual would exercise in the conduct of his or her own affairs. Subject to such provisions, the Preferred Guarantee Trustee is under no obligation to exercise any of the powers vested in it by a Preferred Securities Guarantee at the request of any holder of Preferred Securities, unless offered reasonable indemnity against the costs, expenses and liabilities which might be incurred thereby; but the foregoing shall not relieve the Preferred Guarantee Trustee, upon the occurrence of an event of default under such Preferred Securities Guarantee, from exercising the rights and powers vested in it by such Preferred Securities Guarantee.

GOVERNING LAW

     The Preferred Securities Guarantees will be governed by and construed in accordance with the internal laws of the State of New York.

                        EFFECT OF OBLIGATIONS UNDER THE
                 SUBORDINATED DEBT SECURITIES AND THE GUARANTEE

     As set forth in the Declaration, the sole purpose of each of the MCN Trusts is to issue the Trust Securities evidencing undivided beneficial interests in the assets of each of the MCN Trusts, and to invest the proceeds from such issuance and sale in the Subordinated Debt Securities.

     As long as payments of interest and other payments are made when due on the Subordinated Debt Securities, such payments will be sufficient to cover distributions and payments due on the Trust Securities because of the following factors: (i) the aggregate principal amount of Subordinated Debt Securities will be equal to the sum of the aggregate stated liquidation amount of the Trust Securities; (ii) the interest rate and the interest and other payment dates on the Subordinated Debt Securities will match the distribution rate and distribution and other payment dates for the Preferred Securities; (iii) MCN shall pay all, and the applicable MCN Trust shall not be obligated to pay, directly or indirectly, all costs, expenses, debt, and obligations of the applicable MCN Trust (other than with respect to the Trust Securities); and (iv) the Declaration further provides that the MCN Trustees shall not take or cause or permit the applicable MCN Trust to, among other things, engage in any activity that is not consistent with the purposes of the applicable MCN Trust.

     Payments of distributions (to the extent funds therefore are available) and other payments due on the Preferred Securities (to the extent funds therefore are available) are guaranteed by MCN as and to the extent set forth under "Description of the Preferred Securities Guarantees." If MCN does not make interest payments on the Subordinated Debt Securities purchased by the applicable MCN Trust, it is expected that the applicable MCN Trust will not have sufficient funds to pay distributions on the Preferred Securities. The Guarantee does not apply to any payment of distributions unless and until the applicable MCN Trust has sufficient funds for the payment of such distributions. The Guarantee covers the payment of distributions and other payments on the Preferred Securities only if and to the extent that MCN has made a payment of interest or principal on the Subordinated Debt Securities held by the applicable MCN Trust as its sole asset. The Guarantee, when taken together with MCN's obligations under the Subordinated Debt Securities and the Indenture and its obligations under the Declaration, including its obligations to pay costs, expenses, debts and liabilities of the applicable MCN Trust (other than with respect to the Trust Securities), provide a full and unconditional guarantee of amounts on the Preferred Securities.

     If MCN fails to make interest or other payments on the Subordinated Debt Securities when due (taking account of any Extension Period), the Declaration provides a mechanism whereby the holders of the Preferred

Securities, using the procedures described in "Description of the Preferred Securities -- Book-Entry Only Issuance -- The Depository Trust Company" and
"-- Voting Rights" in any accompanying Prospectus Supplement, may direct the Institutional Trustee to enforce its rights under the Subordinated Debt Securities. If the Institutional Trustee fails to enforce its rights under the Subordinated Debt Securities, a holder of Preferred Securities may institute a legal proceeding against MCN to enforce the Institutional Trustee's rights under the subordinated Debt Securities without first instituting any legal proceeding against the Institutional Trustee or any other person or entity. Notwithstanding the foregoing, if a Declaration Event of Default has occurred and is continuing and such event is attributable to the failure of MCN to pay interest or principal on the Subordinated Debt Securities on the date such interest or principal is otherwise payable (or in the case of redemption on the redemption date), then a holder of Preferred Securities may institute a Direct Action for payment on or after the respective due date specified in the Subordinated Debt Securities. In connection with such Direct Action, MCN will be subrogated to the rights of such holder of Preferred Securities under the Declaration to the extent of any payment made by MCN to such holder of Preferred Securities in such Direct Action. MCN, under the Guarantee, acknowledges that the Preferred Guarantee Trustee shall enforce the Guarantee on behalf of the holders of the Preferred Securities. If MCN fails to make payments under the Guarantee, the Guarantee provides a mechanism whereby the holders of the Preferred Securities may direct the Preferred Guarantee Trustee to enforce its rights thereunder. Any holder of Preferred Securities may institute a legal proceeding directly against MCN to enforce the Guarantee Trustee's rights under the Guarantee without first instituting a legal proceeding against the applicable MCN Trust, the Preferred Guarantee Trustee, or any other person or entity.

     MCN and each of the MCN Trusts believe that the above mechanisms and obligations, taken together, provide a full and unconditional guarantee by MCN of payments due on the Preferred Securities. See "Description of the Preferred Securities Guarantees -- General."

                    DESCRIPTION OF STOCK PURCHASE CONTRACTS
                            AND STOCK PURCHASE UNITS

     MCN may issue Stock Purchase Contracts, representing contracts obligating holders to purchase from the Company, and the Company to sell to the holders, a specified number of shares of Common Stock at a future date or dates. The price per share of Common Stock may be fixed at the time the Stock Purchase Contracts are issued or may be determined by reference to a specific formula set forth in the Stock Purchase Contracts. The Stock Purchase Contracts may be issued separately or as a part of units ("Stock Purchase Units," "FELINE PRIDES(SM)," "Income PRIDES(SM)" or "Growth PRIDES(SM)") consisting of a Stock Purchase Contract and Debt Securities or Preferred Securities or debt obligations of third parties, including U.S. Treasury securities, securing the holders' obligations to purchase the Common Stock under the Purchase Contracts. The Stock Purchase Contracts may require MCN to make periodic payments to the holders of the Stock Purchase Units or visa versa, and such payments may be unsecured or prefunded on some basis. The Stock Purchase Contracts may require holders to secure their obligations thereunder in a specified manner.

     The applicable Prospectus Supplement will describe the terms of any Stock Purchase Contracts or Stock Purchase Units. The description in the Prospectus Supplement will not purport to be complete and will be qualified in its entirety by reference to the Stock Purchase Contracts, and, if applicable, collateral arrangements and depositary arrangements, relating to such Stock Purchase Contracts or Stock Purchase Units.

                              PLAN OF DISTRIBUTION

     MCN and/or any MCN Trust may sell the Offered Securities (i) to or through underwriters or dealers; (ii) directly to purchasers; or (iii) through agents. The Prospectus Supplement with respect to the Offered Securities will set forth the terms of the offering of the Offered Securities, including the name or names of any underwriters, dealers or agents; the purchase price of the Offered Securities and the proceeds to MCN and/or an MCN Trust from such sale; any underwriting discounts and commissions or agency fees and other items constituting underwriters' or agents' compensation; any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers and any securities exchange on which such Offered Securities may be listed. Any initial public offering price, discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     If underwriters are used in the sale, the Offered Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The Offered Securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. The underwriter or underwriters with respect to a particular underwritten offering of Offered Securities will be named in the Prospectus Supplement relating to such offering and, if an underwriting syndicate is used, the managing underwriter or underwriters will be set forth on the cover of such Prospectus Supplement. Unless otherwise set forth in the Prospectus Supplement relating thereto, the obligations of the underwriters to purchase the Offered Securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all the Offered Securities if any are purchased.

     If dealers are utilized in the sale of Offered Securities, MCN and/or the applicable MCN Trust will sell such Offered Securities to the dealers as principals. The dealers may then resell such Offered Securities to the public at varying prices to be determined by such dealers at the time of resale. The names of the dealers and the terms of the transaction will be set forth in the Prospectus Supplement relating thereto.

     The Offered Securities may be sold directly by MCN and/or an MCN Trust or through agents designated by MCN and/or such MCN Trust from time to time. Any agent involved in the offer or sale of the Offered Securities in respect to which this Prospectus is delivered will be named, and any commissions payable by MCN and/or the applicable MCN Trust to such agent will be set forth, in the Prospectus Supplement relating thereto. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

     The Offered Securities may be sold directly by MCN and/or an MCN Trust to institutional investors or others, who may be deemed to be underwriters within the meaning of the Securities Act with respect to any resale thereof. The terms of any such sales will be described in the Prospectus Supplement relating thereto.

     Agents, dealers and underwriters may be entitled under agreements with MCN and/or an MCN Trust to indemnification by MCN and/or the applicable MCN Trust against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which such agents, dealers or underwriters may be required to make in respect thereof. Agents, dealers and underwriters may be customers of, engage in transactions with, or perform services for MCN and/or an MCN Trust in the ordinary course of business.

     Each series of Offered Securities will be a new issue of securities and will have no established trading market. Any underwriters to whom Offered Securities are sold for public offering and sale may make a market in such Offered Securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice.The Offered Securities may or may not be listed on a national securities exchange. No assurance can be given that there will be a market for the Offered Securities.

                             VALIDITY OF SECURITIES

     The validity of the Offered Securities of MCN will be passed upon for MCN by Daniel L. Schiffer, Esq., Senior Vice President, General Counsel and Secretary of MCN, and for the underwriters by LeBoeuf, Lamb, Greene and MacRae, L.L.P., a partnership including professional corporations, New York, New York. Mr. Schiffer is a full-time employee and officer of MCN and owned 23,941 shares of MCN Common Stock as of February 26, 1997. Certain matters of Delaware law relating to the validity of the Preferred Securities will be passed upon on behalf of the MCN Trusts by Skadden, Arps, Slate, Meagher & Flom (Delaware), special Delaware counsel to the MCN Trusts. Certain United States federal income taxation matters will be passed upon for MCN and the MCN Trusts by Skadden, Arps, Slate, Meagher & Flom LLP, special tax counsel to

MCN and the MCN Trusts. LeBoeuf, Lamb, Greene & MacRae, L.L.P. from time to time renders legal services to the Company.

                                    EXPERTS

     The consolidated financial statements and related financial statement schedule incorporated in this prospectus by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1996 have been audited by DELOITTE & TOUCHE LLP, independent auditors, as stated in their reports, which are incorporated herein by reference and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

     MCN's Annual Report on Form 10-K for the year ended December 31, 1996, includes various oil and gas reserve information summarized from reports prepared by the independent petroleum consultants Ryder Scott Company; Miller and Lents, Ltd.; Lee Keeling & Associates, Inc.; S.A. Holditch & Associates, Inc.; Questa Engineering Corporation and Advanced Resources International, Inc. This reserve information and related schedules have been incorporated herein by reference in reliance upon such reports given upon the authority of said firms as experts in oil and gas reserve estimation.

======================================================

     NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCE, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS DO NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.
                            ------------------------

                               TABLE OF CONTENTS

                                             PAGE
                                             ----
PROSPECTUS SUPPLEMENT
Summary....................................   S-3
Selected Historical Financial
  Information..............................   S-4
MCN Energy Group Inc. .....................   S-6
Forward-Looking Statements.................  S-10
Capitalization.............................  S-11
Use of Proceeds............................  S-12
Price Range of Common Stock and Common
  Stock Dividends..........................  S-12
Certain United States Tax Consequences to
  Non-United States Holders................  S-12
Underwriting...............................  S-16
Legal Matters..............................  S-18
PROSPECTUS
Available Information......................     3
Incorporation of Certain Documents by
  Reference................................     4
MCN Energy Group Inc. .....................     5
The MCN Trusts.............................     5
Use of Proceeds............................     6
Ratio of Earnings to Fixed Charges and
  Ratio of Earnings to Combined Fixed
  Charges and Preferred Stock Dividends....     6
Description of MCN Debt Securities.........     7
Particular Terms of the Senior Debt
  Securities...............................    10
Particular Terms of the Subordinated Debt
  Securities...............................    13
Description of MCN Capital Stock...........    17
Description of the MCN Trust Preferred
  Securities...............................    19
Description of the Preferred Securities
  Guarantees...............................    21
Effect of Obligations Under the
  Subordinated Debt Securities and the
  Guarantee................................    24
Description of Stock Purchase Contracts and
  Stock Purchase Units.....................    25
Plan of Distribution.......................    25
Validity of Securities.....................    26
Experts....................................    27

======================================================
======================================================

                                8,500,000 SHARES

                          [MCN ENERGY GROUP INC. LOGO]

                                  COMMON STOCK
                           (PAR VALUE $.01 PER SHARE)

                        -------------------------------

                             PROSPECTUS SUPPLEMENT
                        -------------------------------
                          MERRILL LYNCH INTERNATIONAL
                          DONALDSON, LUFKIN & JENRETTE
                             SECURITIES CORPORATION
                           A.G. EDWARDS & SONS, INC.
                     PAINEWEBBER INTERNATIONAL (U.K.) LTD.
                     SALOMON BROTHERS INTERNATIONAL LIMITED
                               SMITH BARNEY INC.
                                 JUNE   , 1997

======================================================